Q4 2013	Fourth Quarter Report
for the fiscal year ended March 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following annual management’s discussion and analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements and the accompanying notes of SMART Technologies Inc. (the “Company”) for the fiscal year ended March 31, 2013. The consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “SMART Technologies”, “SMART®”, “we”, “our”, “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2013, we mean our fiscal year ended March 31, 2013. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. The following table sets forth the period end and period average exchange rates for U.S. dollars expressed in Canadian dollars that are used in the preparation of our audited consolidated financial statements and this MD&A. These rates are based on the closing rates published by the Bank of America and the Bank of Canada.

	Period End Rate	Period Average Rate
Year ended March 31, 2013	1.0162	1.0011
Year ended March 31, 2012	0.9975	0.9930
Year ended March 31, 2011	0.9696	1.0167

This MD&A includes forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the technology product industry and business, demographic and other matters in general. Statements which include the words “expanding”, “expect”, “increase”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. In particular and without limitation, this MD&A contains forward-looking statements pertaining to general market conditions, our strategy and prospects, including expectations of the education and enterprise markets for our products, our plans and objectives for future operations, productivity enhancements and cost savings, our future financial performance and financial condition, the addition of new products to our portfolio and enhancements to current products, our industry, opportunities in the enterprise market and licensing opportunities, working capital requirements, our acquisition strategy, regulation, exchange rates and income tax considerations.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements, as discussed more fully in the sections “Risks Related to Our Business” and “Capital Structure Risks”. These risk factors and assumptions include, but are not limited to, the following:

•	competition in our industry;

•	changes to our business model;

•	our substantial debt could adversely affect our financial condition;

•	our inability to service our indebtedness;

•	our ability to enhance current products and develop and introduce new products;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding;

•	our ability to successfully execute our strategy to grow in the enterprise market;

•	possible changes in the demand for our products;

•	our ability to maintain sales in developed markets that are more saturated;

•	our ability to grow our sales in foreign markets;

•	the development of the market for interactive learning and collaboration products;

•	the potential negative impact of product defects;

•	our ability to establish new relationships and to build on our existing relationships with our resellers and distributors;

•	our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us;

•	our ability to attract, retain and motivate qualified personnel;

•	uncertainty or disruptions as a result of changes in our senior management;

•	the reliability of component supply and product assembly and logistical services provided by third parties;

•	our ability to manage our systems, procedures and controls;

•	our ability to protect our brand;

•	our ability to manage risks inherent in foreign operations;

•	the potential of increased costs related to future restructuring and related charges;

•	our ability to achieve the benefits from and integrate the operations of businesses we acquire;

•	our ability to achieve the benefits of strategic partnerships;

•	the potential negative impact of system failures or cyber security attacks;

•	our ability to manage cash flow, foreign exchange risk and working capital;

•	our ability to manage, defend and settle litigation; and

•	other factors mentioned in the section entitled “Risk Factors.”

Overview

SMART Technologies Inc. is a leading provider of integrated hardware and software solutions that facilitate collaboration and learning in classrooms and meeting rooms. We introduced the world’s first interactive whiteboard in 1991 and we remain the global leader in the interactive display market with over 2.7 million interactive displays shipped to date. Our focus is on developing a variety of easy-to-use solutions that combine interactive displays with robust software solutions in order to free people from their desks and computer screens, making collaboration and learning digitally more natural and engaging. We sell our solutions to schools and enterprises globally. In education, our solutions have transformed teaching and learning in over two million classrooms worldwide, reaching over 50 million students and teachers based on an assumed average classroom size of 24 students. In enterprise, our solutions improve the way that people work and collaborate, enabling them to be more productive and reduce costs.

We offer a number of interactive display products including SMART Board® interactive whiteboards and flat panels, LightRaise™ interactive projectors, the SMART Table® interactive learning center and the SMART Podium™. By touching the surface of a SMART interactive display, the user can control computer applications, access the Internet and our learning content ecosystem, write in digital ink and save and distribute work. Our award-winning solutions are the result of more than 20 years of technological innovation supported by our core intellectual property. Our interactive displays serve as the focal point of a broad classroom and meeting room technology platform. We augment our interactive displays with a range of modular and integrated interactive technology products and solutions, including hardware, software and content created by both our user community and professional content developers. Our collaborative learning solutions for education combine collaboration software with a comprehensive line of interactive displays and other hardware, accessories and services that further enhance learning. Our solutions for enterprise include a set of comprehensive products that combine industry-leading interactive displays with powerful collaboration software.

The education market for interactive displays is exhibiting varying dynamics on a geographical basis. In North America, education funding constraints, high classroom penetration rates and the proliferation of tablets has led to a decline in interactive display demand. We believe that the opportunity for interactive displays in the education market is large considering that global penetration rates of interactive displays in the classroom are still low. The enterprise market is in the early stages of the product adoption curve. With low interactive display penetration rates in meeting rooms, and an increasing focus on effective collaboration in organizations, we believe there is a large opportunity for our enterprise solutions.

With the increasing utilization of tablets, other mobile devices, and digital content, technology in classrooms is evolving, and this evolution has provided several opportunities for SMART. Educators and administrators face the challenge of uniting various classroom technologies without significant cost and complexity. SMART has an opportunity to provide software that helps to alleviate these difficulties by unifying disparate content and devices. With a large and loyal user base, we are well positioned to expand and monetize our software and service offerings, as well as capture replacement and upgrade cycles in both interactive display hardware and software when they occur.

For enterprise customers, we offer premium interactive displays and software solutions that facilitate collaborative efforts and can ultimately drive improved business results. We believe the market opportunity for our enterprise solutions is significant however we are in the early stages of the product adoption curve.

With evolving solutions and technology leadership, a large installed base in education, an extensive distribution network and premium products, we believe that we are well-positioned to capitalize on the technology trends in education and enterprise.

Our portfolio of products has expanded over the past year to include several new products including the SMART Notebook™ app for iPad, our SMART Board 8055i interactive flat panel for education, the SMART Room SystemTM for Microsoft® Lync®, the LightRaise 60wi touch-enabled interactive projector, SMART Notebook Web software, the SMART Document Camera™ 450 and the SMART Table 442i interactive learning center.

Highlights

•

Revenue decreased by $156.4 million, or 21.0%, and our interactive display unit sales declined 14.2% in fiscal 2013 compared to fiscal 2012 largely due to global macroeconomic conditions, high product penetration in our developed markets and increased competition from other technologies.

•

Gross margin decreased by $74.0 million, or 22.1%, in fiscal 2013 compared to fiscal 2012 due to the impact of absorbing fixed overhead costs over lower revenue, competitive pricing in certain international markets where we anticipate large future growth potential and inventory provisions related to our recent product line rationalization.

•	We have undergone a number of significant restructuring and organizational changes in fiscal 2013.

•

In December 2012, we announced a restructuring plan that will increase focus on our target markets and streamline our corporate support functions. As part of the restructuring, we reduced our workforce by approximately 25%. We incurred $17.4 million in restructuring costs in the third and fourth quarters of fiscal 2013 primarily related to employee termination and associated outplacement and facilities costs.

•

In August 2012, we announced a restructuring plan to implement additional cost reduction measures with the objective of improving the Company’s operating efficiencies. The restructuring plan included a worldwide reduction in workforce of approximately 70 employees. We incurred approximately $2.0 million in employee termination and associated outplacement costs in the second quarter of fiscal 2013.

•

In December 2011, we recorded lease obligation costs of $8.1 million related to our fiscal 2012 restructuring activities based on future lease expenditures and estimated future sublease rentals for the remainder of the lease term ending April 2017. In the second quarter of fiscal 2013, we recorded additional restructuring costs of $1.0 million as a result of a revised estimate of the future sublease rentals.

•

In the first and second quarters of fiscal 2013 we incurred consulting fees of approximately $4.5 million related to a comprehensive review of our corporate strategy and a review of our operational business processes. In addition, in the first quarter of fiscal 2013 we made organizational changes with respect to our most senior executive officers and began a reorganization of our North America sales and marketing functions, the total cost of which was approximately $3.3 million. These costs are included as part of selling, marketing and administration expense.

•	We performed our annual goodwill impairment test in the third quarter of fiscal 2013 which resulted in an impairment charge of $34.2 million.

•

In December 2012, we signed a purchase and sale agreement to execute a sale-leaseback of our global headquarters building located in Calgary, Canada. The transaction closed on May 7, 2013 for net proceeds of approximately $77.0 million. The term of the lease is 20 years with annual rental payments of $5.9 million subject to an 8% escalation every five years. We expect to account for the lease as a capital lease. We repaid $10.0 million of the First lien facility from the proceeds of the sale.

•

In March 2013, we opportunistically sought to refinance our long-term debt through an offering of senior secured notes, and the proposed offering was subsequently withdrawn. Our existing long-term debt matures in August 2014 and the offering was not pursued to fund short-term requirements. We had $141.4 million of cash as of March 31, 2013. Management is actively evaluating its refinancing alternatives.

Sources of Revenue and Expenses

Revenue

We generate our revenue from the sale of interactive technology products and solutions, including hardware, software and services. Our distribution and sales channel includes resellers in North America and distributors in the EMEA, Caribbean, Latin America and Asia Pacific regions. We complement and support our sales channel with sales and support staff who work either directly with prospective customers or in coordination with our sales channel to promote and provide products and solutions that address the needs of the end-user. Revenue is recognized at the time we transfer the risks and rewards to our sales channel according to contractual terms. Our current practice usually involves multiple elements including post-contract technical support, software upgrades and updates, although we are not contractually required to do so. Revenue from product sales is allocated to each element based on relative fair values with any discount allocated proportionately. Revenue attributable to undelivered elements is deferred and recognized ratably over the estimated term of provision of these elements.

Cost of Sales

Our cost of sales have been primarily comprised of the cost of materials and components purchased from our suppliers, assembly labor and overhead costs, inventory provisions and write offs, warranty costs, product transportation costs and other supply chain management costs. With the transition of all product assembly to contract manufacturers in the last half of fiscal 2012, assembly labor and certain overhead costs are now incorporated in the cost from contract manufacturers. Standard warranty periods on interactive displays extend up to five years and on other hardware products from one to three years. At the time product revenue is recognized, an accrual for estimated warranty costs is recorded as a component of cost of sales based on estimates for similar product experience. This is adjusted over time as actual claims experience data is obtained. In instances where specific product issues are determined outside of the normal warranty estimates, additional provisions are recorded to address the specific item. Depreciation of assembly equipment is included in cost of sales.

Selling, Marketing and Administration Expenses

Our selling and marketing expenses consist primarily of costs relating to our sales and marketing activities, including salaries and related expenses, customer order management activities, customer support, advertising, trade shows and other promotional activities. We offer various cooperative marketing programs to assist our sales channel to market and sell our products which are included as part of selling and marketing expenses. Our administration expenses consist of costs relating to people services, information systems, legal and finance functions, professional fees, insurance, stock-based compensation and other corporate expenses.

Research and Development Expenses

Research and development expenses consist primarily of salaries and related expenses for software and hardware engineering and technical personnel as well as materials and consumables used in product development. We incur most of our research and development expenses in Canada and New Zealand, and are eligible to receive Scientific Research and Experimental Development (“SR&ED”) investment tax credits for certain eligible expenditures. Investment tax credits are netted against our provision for income taxes for financial statement presentation purposes.

Interest Expense

We incur interest expense on our outstanding long-term debt and credit facility. Interest expense declined significantly in fiscal 2011 as a result of the 2010 Reorganization which resulted in the conversion of the shareholder note payable and cumulative preferred shares into equity during the first quarter of fiscal 2011. Interest expense also declined in fiscal 2012 and fiscal 2013 due to the significant debt repayments made in the last three quarters of fiscal 2011 and first two quarters of fiscal 2012.

Foreign Exchange Gains & Losses

We report our financial results in U.S. dollars allowing us to assess our business performance in comparison to the financial results of other companies in the technology industry. Our Canadian operations and marketing support subsidiaries around the world have the Canadian dollar as their functional currency. Our U.S. and New Zealand operating subsidiaries have the U.S. dollar as their functional currency and our Japanese operating subsidiary has the Japanese Yen as its functional currency. The financial results of these operating subsidiaries are converted to Canadian dollars for consolidation purposes and then the Canadian consolidated financial results are converted from Canadian dollars to U.S. dollars for reporting purposes.

Our foreign exchange exposure is primarily between the Canadian dollar and both the U.S. dollar and the Euro. This exposure relates to our U.S. dollar-denominated assets and liabilities, including our external debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. Gains and losses on our U.S. dollar-denominated debt prior to its maturity or redemption are non-cash in nature.

Results of Operations

The following table sets forth certain consolidated statements of operations data and other data for the periods indicated in millions of dollars, except for percentages, shares, per share amounts, units and average selling prices.

	Fiscal Year Ended March 31,
	2013	2012	2011
Consolidated Statements of Operations
Revenue	$589.4	$745.8	$790.1
Cost of sales	327.8	410.2	399.2

Gross margin	261.6	335.6	390.9
Operating expenses
Selling, marketing and administration(1)	170.9	180.8	183.0
Research and development(1)	48.8	50.1	51.4
Depreciation and amortization	30.7	30.8	31.8
Restructuring costs	20.8	13.4	—
Impairment of goodwill	34.2	—	—
Impairment of property and equipment	2.2	—	—

Operating (loss) income	(46.0)	60.5	124.7
Non-operating expenses (income)
Interest expense	12.8	14.6	31.6
Foreign exchange loss (gain)	5.0	8.5	(10.5)
Other income, net	(0.3)	(0.5)	(0.5)

(Loss) income before income taxes	(63.5)	37.9	104.1
Income tax (recovery) expense	(9.0)	6.9	35.3

Net (loss) income(1)	$(54.5)	$31.0	$68.8

(Loss) earnings per share
Basic	$(0.45)	$0.25	$0.53
Diluted	$(0.45)	$0.25	$0.53
Weighted-average number of shares outstanding
Basic	120,744,832	122,726,275	130,775,288
Diluted	120,744,832	123,370,043	130,775,288
Period end number of shares outstanding	120,985,366	121,445,305	123,772,791

Selected Data
Revenue by geographic location
North America	$373.1	$486.9	$558.4
Europe, Middle East and Africa	166.2	183.9	175.5
Rest of World	50.1	75.0	56.2

	$589.4	$745.8	$790.1

Revenue change(2)	(21.0)%	(5.6)%	21.9%
As a percent of revenue
Gross margin	44.4%	45.0%	49.5%
Selling, marketing and administration	29.0%	24.2%	23.2%
Research and development	8.3%	6.7%	6.5%

Adjusted EBITDA(3)	$48.8	$127.5	$185.8
Adjusted EBITDA as a percent of revenue(3)(4)	8.3%	16.9%	23.1%

Adjusted Net Income(5)	$11.8	$70.6	$85.5
Adjusted Net Income per share(5)(6)

Basic	$0.10	$0.57	$0.65
Diluted	$0.10	$0.57	$0.65

Total number of interactive displays sold(7)	338,934	395,101	423,390
Average selling price of interactive displays sold(8)	$1,371	$1,426	$1,422

Total assets	$473.2	$539.6	$546.2
Total long-term liabilities	$383.0	$393.6	$435.9

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(1)

In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 12 in the consolidated financial statements for the years ended March 31, 2013, 2012 and 2011 for further discussion of this change in accounting policy.

(2)	Revenue change is calculated as a percentage by comparing the change in revenue in the period to revenue during the same period in the immediately preceding fiscal year.
(3)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net (loss) income in the next section and is not a substitute for the GAAP equivalent.
(4)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(5)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net (loss) income in the next section and is not a substitute for the GAAP equivalent.
(6)

Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic and diluted shares outstanding during the period. Diluted weighted-average shares outstanding for the purposes of calculating Adjusted Net Income per share at March 31, 2013 was 122,724,293.

(7)

Interactive displays include SMART Board interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, LightRaise interactive projectors, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium interactive pen displays and SMART Table interactive learning centers.

(8)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

Non-GAAP measures

We define Adjusted EBITDA as net (loss) income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, acquisition costs, costs of restructuring, impairment of goodwill, impairment of property and equipment and other income. We define Adjusted Net Income as net (loss) income before stock-based compensation, acquisition costs, costs of restructuring, impairment of goodwill, impairment of property and equipment, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net (loss) income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance. Adjusted Net Income is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

Some of the limitations of Adjusted EBITDA are that it does not reflect:

•	income taxes;

•	depreciation and amortization;

•	interest expense;

•	foreign exchange gains or losses;

•

changes in deferred revenue which, in accordance with our revenue recognition policy described under “Critical Accounting Policies and Estimates – Revenue Recognition” below, represents the portion of our sales that we do not recognize in the period less amounts recognized from prior periods;

•	stock-based compensation expense;

•	acquisition costs;

•	costs of restructuring;

•	impairment of goodwill;

•	impairment of property and equipment; and

•	other income, including interest income and gains or losses related to the disposal of property and equipment.

Adjusted Net Income has the same limitations as Adjusted EBITDA discussed above, with the exception that it does reflect income taxes, depreciation and amortization of property and equipment, interest expense and other income.

We compensate for the inherent limitations associated with using Adjusted EBITDA and Adjusted Net Income through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA and Adjusted Net Income to the most directly comparable GAAP measure, net (loss) income.

The following table sets forth the reconciliation of net (loss) income to Adjusted EBITDA in millions of dollars.

	Fiscal Year Ended March 31,
	2013	2012	2011
Adjusted EBITDA
Net (loss) income(1)	$(54.5)	$31.0	$68.8
Income tax (recovery) expense	(9.0)	6.9	35.3
Depreciation in cost of sales	3.7	3.8	4.1
Depreciation and amortization	30.7	30.8	31.8
Interest expense	12.8	14.6	31.6
Foreign exchange loss (gain)	5.0	8.5	(10.5)
Change in deferred revenue(2)	(0.5)	8.6	14.8
Stock-based compensation(1)	3.3	9.2	9.3
Acquisition costs	—	—	1.1
Costs of restructuring(3)	21.2	14.6	—
Impairment of goodwill	34.2	—	—
Impairment of property and equipment	2.2	—	—
Other income, net	(0.3)	(0.5)	(0.5)

Adjusted EBITDA	$48.8	$127.5	$185.8

(1)

In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 12 in the consolidated financial statements for the years ended March 31, 2013, 2012 and 2011 for further discussion of this change in accounting policy.

(2)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $38.9 million, $43.0 million and $44.2 million in the years ended March 31, 2013, 2012 and 2011, respectively.

(3)

Includes restructuring costs of $20.8 million disclosed in the Company’s consolidated statements of operations in fiscal 2013 (2012 – $13.4 million) and $0.4 million in inventory write-offs recorded in cost of sales in fiscal 2013 (2012 – $1.2 million).

The following table sets forth the reconciliation of net (loss) income to Adjusted Net Income and basic and diluted earnings per share to Adjusted Net Income per share in millions of dollars, except per share amounts.

	Fiscal Year Ended March 31,
	2013	2012	2011
Adjusted Net Income
Net (loss) income(1)	$(54.5)	$31.0	$68.8
Adjustments to net (loss) income
Amortization of intangible assets	9.5	9.6	9.0
Foreign exchange loss (gain)	5.0	8.5	(10.5)
Change in deferred revenue(2)	(0.5)	8.6	14.8
Stock-based compensation(1)	3.3	9.2	9.3
Acquisition costs	—	—	1.1
Costs of restructuring(3)	21.2	14.6	—
Impairment of goodwill	34.2	—	—
Impairment of property and equipment	2.2	—	—

	74.9	50.5	23.7
Tax impact on adjustments(4)	8.6	10.9	7.0

Adjustments to net (loss) income, net of tax	66.3	39.6	16.7

Adjusted Net Income	$11.8	$70.6	$85.5

Adjusted Net Income per share
(Loss) earnings per share—basic	$(0.45)	$0.25	$0.53
Adjustments to net (loss) income, net of tax, per share	0.55	0.32	0.12

Adjusted Net Income per share—basic	$0.10	$0.57	$0.65

(Loss) earnings per share—diluted	$(0.45)	$0.25	$0.53
Adjustments to net (loss) income, net of tax, per share	0.55	0.32	0.12

Adjusted Net Income per share—diluted	$0.10	$0.57	$0.65

(1)

In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 12 in the consolidated financial statements for the years ended March 31, 2013, 2012 and 2011 for further discussion of this change in accounting policy.

(2)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.
(3)

Includes restructuring costs of $20.8 million disclosed in the Company’s consolidated statements of operations in fiscal 2013 (2012 – $13.4 million) and $0.4 million in inventory write-offs recorded in cost of sales in fiscal 2013 (2012 – $1.2 million).

(4)

Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange loss (gain) is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

Results of Operations—Fiscal 2013 Compared to Fiscal 2012

Revenue

Revenue decreased by $156.4 million, or 21.0%, from $745.8 million in fiscal 2012 to $589.4 million in fiscal 2013. Sales volumes for SMART’s interactive displays in fiscal 2013 were 338,934 units, a decrease of 56,167 units, or 14.2%, from 395,101 units in fiscal 2012. We continue to face challenges in the North American education market due to higher product penetration levels and increasing competition for budget dollars between various classroom technologies, including tablets. In fiscal 2013, we have also seen revenue declines across our international markets. Decreases in established markets such as western Europe reflect the impact of austerity measures in that region while decreases in rest of world are primarily due to a higher proportion of lower priced products sold into emerging markets. This international shift in product mix can be seen in the decrease of the average selling price from $1,426 in fiscal 2012 to $1,371 in fiscal 2013. Revenue was negatively impacted by foreign exchange movements of approximately $7.0 million in fiscal 2013 primarily as a result of the strengthening of the U.S. dollar against the Euro.

Gross Margin

Gross margin decreased by $74.0 million from $335.6 million in fiscal 2012 to $261.6 million in fiscal 2013. The gross margin percentage in fiscal 2013 declined to 44.4% compared to 45.0% in fiscal 2012. Lower revenue was the key driver of the absolute gross margin decline. Other factors contributing to the decline in gross margin include the impacts of absorbing fixed costs over this lower revenue and more competitive pricing in certain markets where we anticipate large future growth potential. The decrease in gross margin was negatively impacted by year-over-year inventory provisions related to our product line rationalization and positively impacted by decreases in year-over-year warranty costs for projectors. These negative factors have been partly offset by the positive impact of our lower cost, localized manufacturing and other cost-down initiatives. Gross margin was also negatively impacted by approximately $5.7 million in fiscal 2013 primarily as a result of the strengthening of the U.S. dollar relative to the Euro, which negatively impacted our revenue and positively impacted our cost of sales.

Operating Expenses

Selling, Marketing and Administration

Selling, marketing and administration expenses decreased by $9.9 million, or 5.5%, from $180.8 million in fiscal 2012 to $170.9 million in fiscal 2013. Removing the impact of foreign exchange, selling, marketing and administration decreased by $7.3 million in fiscal 2013 compared to fiscal 2012. The decrease in fiscal 2013 compared to fiscal 2012 was due to the impact of the fiscal 2013 restructuring plans which resulted in significant workforce reductions and reductions in discretionary spending. This decrease was partly offset by an increase in our bad debts expense primarily related to a reseller that filed for bankruptcy during the third quarter. Selling, marketing and administration also includes costs relating to consulting fees for the strategy and business process reviews and organizational changes of $4.5 million and $3.3 million, respectively. Excluding these costs, selling, marketing and administration expenses are significantly lower in fiscal 2013 compared to fiscal 2012 reflecting our continued focus on managing our costs and improving overall operating efficiency including the initial impacts of our fiscal 2013 December restructuring plan. The positive foreign exchange impact of $2.6 million reduced our selling, marketing and administration expense and was due to the strengthening in the value of the U.S. dollar relative to the Canadian dollar and the Euro.

Research and Development

Our research and development expenses decreased by $1.3 million, or 2.6%, from $50.1 million in fiscal 2012 to $48.8 million in fiscal 2013. Removing the impact of foreign exchange, research and development expenses decreased by $0.6 million. Research and development is a core focus and we continue to invest in product innovation for profitable growth segments including our enterprise segment and the underpenetrated markets in education.

Depreciation and Amortization

Depreciation and amortization of property and equipment was $21.2 million in fiscal 2012 and fiscal 2013. Amortization of intangible assets was $9.5 million in fiscal 2013 compared to $9.6 million in fiscal 2012.

Costs of Restructuring

(a)	Fiscal 2013 December restructuring

In December 2012, we announced a restructuring plan that will increase focus on our target markets and streamline our corporate support functions. As part of the restructuring, we reduced our workforce by approximately 25%. The majority of the workforce reduction was completed by March 31, 2013. We accrued remaining costs relating to workforce reductions which are expected to be completed in the first quarter of fiscal 2014. The rates used in determining this accrual are based on existing plans, historical experience and negotiated settlements. If the actual amounts differ from the Company’s estimates, the amount of the restructuring costs could be materially impacted. We incurred approximately $17.4 million in restructuring costs related to the fiscal 2013 December restructuring plan in the year ended March 31, 2013 primarily related to employee termination and associated outplacement and facilities costs. Other costs incurred in connection with the restructuring activities include $0.9 million in fixed asset write-offs recorded in impairment of property and equipment and $0.2 million in finished goods inventory write-offs recorded in cost of sales. The restructuring plan was substantially completed by March 31, 2013 and no further material costs are expected to be incurred.

(b)	Fiscal 2013 August restructuring

In August 2012, we announced a restructuring plan to implement additional cost reduction measures with the objective of improving our operating efficiencies. The restructuring plan included a worldwide reduction in workforce of approximately 70 employees. The Company incurred approximately $2.0 million in employee termination and associated outplacement costs in the year ended March 31, 2013. Other costs recorded in cost of sales included $0.2 million in finished goods inventory write-offs in connection with the restructuring activities. The restructuring plan was completed in the second quarter of fiscal 2013 and no further material costs are expected to be incurred.

(c)	Fiscal 2012 August restructuring

In August 2011, we announced the transfer of the remainder of our interactive display assembly operations from our leased assembly facility in Ottawa, Canada to existing contract manufacturers. This decision reflected our continued focus on cost management and the transition was completed by March 31, 2012. During the year ended March 31, 2012 we incurred approximately $13.4 million in restructuring costs related to the fiscal 2012 August restructuring plan. These costs consisted of employee termination and associated outplacement costs of $3.7 million related to a reduction in workforce of approximately 225 employees and $1.6 million in labor and other costs related to the shutdown of the facility. In December 2011, we ceased using the assembly and warehouse space at the Ottawa facility and recorded lease obligation costs of $8.1 million based on future lease expenditures and estimated future sublease rentals for the remainder of the lease term. In the second quarter of fiscal 2013, we recorded additional restructuring costs of $1.0 million as a result of a revised estimate of the future sublease rentals. We incurred approximately $0.4 million and $0.1 million in accretion expense related to the lease obligation for the years ended March 31, 2013 and 2012, respectively. Other costs incurred in connection with the restructuring activities include $1.2 million in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility as part of the transition to contract manufacturers.

Impairment of Goodwill

Goodwill is assessed annually for impairment during the third quarter or more frequently if events or changes in circumstances indicate that the asset may be impaired. During the third quarter of fiscal 2013, the continuing decline of both the Company’s share price and revenue had reached levels where management concluded that it was more likely than not that a goodwill impairment existed. As a result, the second step of the goodwill impairment test was performed.

The estimated fair value of the Company was determined utilizing an income approach which was then corroborated with a market approach. Under the income approach, the Company calculates the fair value of its single reporting unit based on the present value of estimated future cash flows. Cash flow projections are based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rate used estimates the rate a market participant would expect and is calculated based on the weighted-average cost of capital adjusted for the relevant risk associated with company-specific characteristics and the uncertainty related to the Company’s ability to execute on the projected cash flows. Under the market approach, the Company’s market capitalization was used as a key input for the determination of the fair value of the Company. The Company believes that the market capitalization alone does not capture the fair value of the business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of the business. Consequently, the Company developed an estimate for the control premium that a marketplace participant might pay to acquire control of the business in an arms-length transaction.

The impairment loss was measured by estimating the implied fair value of the Company’s goodwill and comparing it with its carrying value. Using the Company’s fair value detailed above as the acquisition price in a hypothetical acquisition of the Company, the implied fair value of goodwill was calculated as the residual amount of the acquisition price after assigning fair value to net assets, including working capital, property and equipment and both recognized and unrecognized intangible assets.

Based on the results of the second step of the goodwill impairment test, it was concluded that the full carrying value of goodwill was impaired. Consequently, we recorded a goodwill impairment charge of $34.2 million and reported this amount as a separate line item in the consolidated statements of operations.

We considered as part of the impairment test at the time the recoverable amount of our other long-lived assets and concluded that these assets were not impaired.

Impairment of Property and Equipment

In the fourth quarter of fiscal 2014, we concluded that the carrying amount of certain assets was not recoverable and recorded an impairment charge of $2.2 million primarily related to discontinued information system projects.

Non-Operating Expenses

Interest Expense

Interest expense decreased by $1.8 million, or 12.3%, from $14.6 million in fiscal 2012 to $12.8 million in fiscal 2013. Interest expense decreased due to additional debt repayments of $45.0 million in fiscal 2012 compared to fiscal 2013.

Foreign Exchange Loss (Gain)

Foreign exchange loss (gain) changed by $3.5 million, from a loss of $8.5 million in fiscal 2012 to a loss of $5.0 million in fiscal 2013. This year-over-year change primarily related to the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. The period end exchange rates moved from CDN$0.9975 at March 31, 2012 to CDN$1.0162 at March 31, 2013, representing a 1.9% strengthening of the U.S. dollar against the Canadian dollar compared to a strengthening of 2.9% in fiscal 2012.

Provision for Income Taxes

Income tax (recovery) expense decreased by $15.9 million from income tax expense of $6.9 million in fiscal 2012 to income tax recovery of $9.0 million in fiscal 2013. The decrease in tax expense in fiscal 2013 compared to fiscal 2012 was primarily due to the reduction in net income before the goodwill impairment and foreign exchange movements offset by the increase in valuation allowance and decrease in investment tax credits. The tax provision also includes investment tax credits recorded in fiscal 2013 and fiscal 2012 of $5.6 million and $9.2 million, respectively.

Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision, we adjust income before income taxes by the unrealized foreign exchange loss (gain) from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes.

Net (Loss) Income

Net (loss) income decreased by $85.5 million from net income of $31.0 million in fiscal 2012 to net loss of $54.5 million in fiscal 2013. The decrease in fiscal 2013 compared to fiscal 2012 was primarily due to the decrease in gross margin of $74.0 million, the increase in restructuring costs of $7.4 million and the goodwill impairment charge of $34.2 million offset by decreases in other operating expenses and income tax expenses of $11.3 million and $15.9 million, respectively.

Adjusted EBITDA

Adjusted EBITDA decreased by $78.7 million, or 61.7%, from $127.5 million in fiscal 2012 to $48.8 million in fiscal 2013. The decrease was primarily due to the decrease in revenue and gross margin partly offset by the decrease in selling, marketing and administration and research and development expenses.

Adjusted Net Income

Adjusted Net Income decreased by $58.8 million, or 83.3%, from $70.6 million in the fiscal 2012 to $11.8 million in fiscal 2013. The decrease was primarily due to the decrease in revenue and gross margin partly offset by decrease in selling, marketing and administration and research and development expenses.

Stock-based Compensation

The Company has an Equity Incentive Plan which provides for the grant of options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to directors, officers, employees, consultants and service providers of the Company and its subsidiaries. During fiscal 2013, we granted 1,172,000 stock options to purchase an equivalent number of the Company’s Class A Subordinate Voting Shares at a weighted-average exercise price of

$1.50 which vest over 48 months. The Company had a total of 3,088,195 options outstanding at March 31, 2013 with a weighted-average exercise price of $6.86. During fiscal 2013, we also issued 30,000 DSUs to independent directors and 2,483,000 time-based RSUs and 197,000 performance-based RSUs to Company executives.

Including these new issuances, we expect total stock-based compensation in selling, marketing and administration and research and development expenses to be approximately $1.1 million in fiscal 2014.

Results of Operations—Fiscal 2012 Compared to Fiscal 2011

Revenue

Revenue decreased by $44.3 million, or 5.6%, from $790.1 million in fiscal 2011 to $745.8 million in fiscal 2012. Sales volumes for SMART’s interactive displays in fiscal 2012 were 395,101 units, a decrease of 28,289 units, or 6.7%, from 423,390 units in fiscal 2011. Although product penetration levels as well as budget and funding constraints in the U.S. education market have resulted in a decline in North American revenue, we have seen revenue growth in other areas in which we have invested, such as EMEA. For fiscal 2012 compared to fiscal 2011, the decline in North American revenue outweighed the impact of global expansion as U.S. federal, state and local education budgets faced pressure due to current economic conditions which resulted in a pullback in spending by school districts in all areas from salaries to technology purchases. The decrease in revenue related to lower North American spending was partially mitigated by the weakening of the U.S. dollar against the Euro, Canadian dollar and British pound sterling which positively impacted revenue by approximately $6.9 million in fiscal 2012 compared to fiscal 2011.

Gross Margin

Gross margin decreased by $55.3 million from $390.9 million in fiscal 2011 to $335.6 million in fiscal 2012. The gross margin percentage in fiscal 2012 declined to 45.0% compared to 49.5% in fiscal 2011. Lower revenue was the key driver of the absolute gross margin decline which was compounded by the impact of allocating fixed overhead costs over this lower revenue. Previously fixed overhead costs were included in inventory standard costs and spread over the year. Other factors contributing to the lower year-over-year gross margin percentages included costs relating to the transition from our assembly facility in Ottawa to contract manufacturers including inventory write-downs associated with the move and related cleanup and under absorbed overhead costs incurred during the period of transition. Warehousing and freight costs increased with our introduction of new and expanded product lines and our warranty provision increased by $6.0 million during the year largely due to a fourth quarter warranty charge of $5.2 million primarily related to repairs and replacements of our SMART UF55 line of projectors. We also launched a new line of projectors in fiscal 2012 for which the combination of introductory pricing and higher initial costs narrowed our margins. The decrease in gross margin related to the decline in revenue in fiscal 2012 compared to fiscal 2011 was partially offset by positive foreign exchange impacts of approximately $4.3 million primarily due to the year-over-year weakening of the U.S. dollar relative to the Euro, Canadian dollar and British pound sterling, which positively impacted our revenue and negatively impacted our cost of sales.

Operating Expenses

Selling, Marketing and Administration

Selling, marketing and administration expenses decreased by $2.2 million, or 1.2%, from $183.0 million in fiscal 2011 to $180.8 million in fiscal 2012. Removing the impact of foreign exchange, selling, marketing and administration decreased by $6.3 million in fiscal 2012 compared to fiscal 2011. This decrease reflects our focus on cost containment in light of continued uncertainty surrounding education funding. The negative foreign exchange impact of $4.1 million was due to the weakening in the value of the U.S. dollar relative to the Canadian dollar, Euro and New Zealand dollar.

Research and Development

Our research and development expenses decreased by $1.3 million, or 2.5%, from $51.4 million in fiscal 2011 to $50.1 million in fiscal 2012. Removing the impact of foreign exchange, research and development expenses decreased by $2.8 million. Reduced salary costs related to staff turnover and delays in resourcing certain projects contributed to the decline. Approximately $0.9 million of the decrease was related to technology development grant funding received from the New Zealand government in fiscal 2012. The negative foreign exchange impact of $1.5 million was due to the year-over-year weakening in the value of the U.S. dollar compared to the Canadian dollar and New Zealand dollar.

Depreciation and Amortization

Depreciation and amortization of property and equipment decreased by $1.6 million from $22.8 million in fiscal 2011 to $21.2 million in fiscal 2012.

Amortization of intangible assets reflects amortization of $9.6 million in fiscal 2012 compared to $9.0 million in fiscal 2011 on $50.1 million of intangible assets recorded upon the acquisition of NextWindow on April 21, 2010. The weighted-average amortization period for the intangible assets is 5.6 years.

Costs of Restructuring

In August 2011, we announced the transfer of the remainder of our interactive display assembly operations from our leased assembly facility in Ottawa, Canada to existing contract manufacturers. This decision reflected our continued focus on cost management and the transition was completed by March 31, 2012. We incurred approximately $13.4 million in restructuring costs related to this restructuring plan in fiscal 2012. These costs consisted of employee termination and associated outplacement costs of $3.7 million related to a reduction in workforce of approximately 225 employees and $1.6 million in labor and other costs related to the shutdown of the facility. In December 2011, we ceased using the assembly and warehouse space at the Ottawa facility. As a result, we recorded lease obligation costs of $8.1 million in the third quarter of fiscal 2012, based on future lease expenditures and estimated future sublease rentals for the remainder of the lease term. Other costs incurred in connection with the restructuring activities include $1.2 million in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility as part of the transition to contract manufacturers.

Non-Operating Expenses

Interest Expense

Interest expense decreased by $17.0 million, or 53.8%, from $31.6 million in fiscal 2011 to $14.6 million in fiscal 2012. Interest expense decreased as a result of the 2010 Reorganization which resulted in the conversion of the shareholder note payable and cumulative preferred shares into equity during the first quarter of fiscal 2011, as well as the debt repayments made in the last three quarters of fiscal 2011 and first two quarters of fiscal 2012 totaling $232.8 million.

Foreign Exchange Loss (Gain)

Foreign exchange loss (gain) changed by $19.0 million, from a gain of $10.5 million in fiscal 2011 to a loss of $8.5 million in fiscal 2012. This year-over-year change primarily related to the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars slightly offset by the revaluation of the higher U.S. dollar-denominated cash and accounts receivables in fiscal 2012 compared to fiscal 2011. The period end exchange rates moved from CDN$0.9696 at March 31, 2011 to CDN$0.9975 at March 31, 2012, representing a 2.9% strengthening of the U.S. dollar against the Canadian dollar compared to a weakening of the U.S. dollar of 4.5% against the Canadian dollar in fiscal 2011.

Provision for Income Taxes

Income tax expense decreased by $28.4 million from $35.3 million in fiscal 2011 to $6.9 million in fiscal 2012. Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. The decrease in tax expense in fiscal 2012 compared to fiscal 2011 was primarily due to the reduction in net income and the recognition of additional SR&ED credits upon filing our June 7, 2010 and March 31, 2011 Canadian SR&ED claims. The tax provision also includes investment tax credits recorded in fiscal 2012 and fiscal 2011 of $9.2 million and $4.4 million, respectively.

Net Income

Net income decreased by $37.8 million from $68.8 million in fiscal 2011 to $31.0 million in fiscal 2012. The decrease was primarily due to the decrease in gross margin of $55.3 million, the increase in restructuring costs of $13.4 million included in operating expenses and the impact of the volatility of the U.S. dollar relative to the Canadian dollar, which resulted in a $19.0 million increase in year-over-year foreign exchange losses. This was offset by decreases in operating expenses excluding restructuring costs of $4.5 million and interest and income tax expenses of $17.0 million and $28.4 million, respectively.

Adjusted EBITDA

Adjusted EBITDA decreased by $58.3 million, or 31.4%, from $185.8 million in fiscal 2011 to $127.5 million in fiscal 2012. The change was primarily due to the decrease in gross margin partially offset by lower deferred revenue related to lower sales and decreases in selling, marketing and administration expenses and research and development expenses.

Adjusted Net Income

Adjusted Net Income decreased by $14.9 million, or 17.4%, from $85.5 million in fiscal 2011 to $70.6 million in fiscal 2012. The decrease in gross margin was partially offset by lower deferred revenue related to lower sales, decreases in selling, marketing and administration expenses and research and development expenses and reduced interest expense and income taxes.

Stock-based Compensation

During fiscal 2012, we granted 2,172,828 stock options to purchase an equivalent number of the Company’s Class A Subordinate Voting Shares at a weighted-average exercise price of $5.54 which vest over 48 months. The Company had a total of 3,000,657 options outstanding at March 31, 2012 with a weighted-average exercise price of $9.11. During fiscal 2012, we also issued 30,000 DSUs to independent directors and 250,850 time-based RSUs and 404,250 performance-based RSUs to Company executives.

Selected Quarterly Financial Data

The following tables set forth the Company’s unaudited quarterly consolidated statements of operations, reconciliation of net (loss) income to Adjusted EBITDA and reconciliation to Adjusted Net Income for each of the eight most recent quarters. The information in the table below has been derived from our unaudited interim consolidated financial statements. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of future results. Data for the periods are indicated in millions of dollars, except for shares, per share amounts, units and average selling prices.

	Fiscal Year 2013				Fiscal Year 2012
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Consolidated Statements of Operations
Revenue	$105.2	$138.9	$170.8	$174.5	$148.0	$185.1	$210.3	$202.4
Cost of sales	59.7	80.1	94.2	93.8	89.2	105.6	113.3	102.1

Gross margin	45.5	58.8	76.6	80.7	58.8	79.5	97.0	100.3
Operating expenses
Selling, marketing and administration(1)	40.1	40.4	42.3	48.1	46.7	44.2	43.2	46.7
Research and development(1)	11.4	12.2	12.0	13.2	12.7	12.4	12.0	13.0
Depreciation and amortization	7.2	8.0	7.9	7.6	7.9	7.6	7.7	7.6
Restructuring costs	2.4	15.2	3.1	0.1	0.2	8.7	4.5	—
Impairment of goodwill	—	34.2	—	—	—	—	—	—
Impairment of property and equipment	2.2	—	—	—	—	—	—	—

Operating (loss) income	(17.8)	(51.2)	11.3	11.7	(8.7)	6.6	29.6	33.0
Non-operating expenses (income)
Interest expense	3.0	3.2	3.4	3.2	3.5	2.9	4.1	4.1
Foreign exchange loss (gain)	5.0	2.0	(8.3)	6.3	(5.6)	(7.3)	22.7	(1.3)
Other (income) loss, net	(0.6)	0.1	0.3	(0.1)	(0.1)	(0.2)	(0.1)	(0.1)

(Loss) income before income taxes	(25.2)	(56.5)	15.9	2.3	(6.5)	11.2	2.9	30.3
Income tax (recovery) expense	(6.5)	(5.6)	2.3	0.8	(3.6)	0.5	2.5	7.5

Net (loss) income(1)	$(18.7)	$(50.9)	$13.6	$1.5	$(2.9)	$10.7	$0.4	$22.8

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(1)

In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 12 in the consolidated financial statements for the years ended March 31, 2013, 2012 and 2011 for further discussion of this change in accounting policy.

	Fiscal Year 2013				Fiscal Year 2012
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Adjusted EBITDA
Net (loss) income(1)	$(18.7)	$(50.9)	$13.6	$1.5	$(2.9)	$10.7	$0.4	$22.8
Income tax (recovery) expense	(6.5)	(5.6)	2.3	0.8	(3.6)	0.5	2.5	7.5
Depreciation in cost of sales	0.9	0.8	1.0	1.0	1.0	1.0	0.9	0.9
Depreciation and amortization	7.2	8.0	7.9	7.6	7.9	7.6	7.7	7.6
Interest expense	3.0	3.2	3.4	3.2	3.5	2.9	4.1	4.1
Foreign exchange loss (gain)	5.0	2.0	(8.3)	6.3	(5.6)	(7.3)	22.7	(1.3)
Change in deferred revenue(2)	(4.4)	(1.2)	2.2	2.9	0.3	2.9	3.4	2.0
Stock-based compensation(1)	0.5	—	1.0	1.8	1.2	2.0	2.3	3.7
Costs of restructuring(3)	2.6	15.2	3.3	0.1	—	9.0	5.6	—
Impairment of goodwill	—	34.2	—	—	—	—	—	—
Impairment of property and equipment	2.2	—	—	—	—	—	—	—
Other (income) loss, net	(0.6)	0.1	0.3	(0.1)	(0.1)	(0.2)	(0.1)	(0.1)

Adjusted EBITDA(4)	$(8.8)	$5.8	$26.7	$25.1	$1.7	$29.1	$49.5	$47.2

(1)

In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 12 in the consolidated financial statements for the years ended March 31, 2013, 2012 and 2011 for further discussion of this change in accounting policy.

(2)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(3)

Includes restructuring costs of $20.8 million disclosed in the Company’s consolidated statements of operations in fiscal 2013 (2012 – $13.4 million) and $0.4 million in inventory write-offs recorded in cost of sales in fiscal 2013 (2012 – $1.2 million).

(4)	Adjusted EBITDA is a non-GAAP measure and is not a substitute for the GAAP equivalent.

	Fiscal Year 2013				Fiscal Year 2012
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Adjusted Net (Loss) Income
Net (loss) income(1)	$(18.7)	$(50.9)	$13.6	$1.5	$(2.9)	$10.7	$0.4	$22.8
Adjustments to net (loss) income
Amortization of intangible assets	2.3	2.4	2.4	2.4	2.4	2.4	2.4	2.4
Foreign exchange loss (gain)	5.0	2.0	(8.3)	6.3	(5.6)	(7.3)	22.7	(1.3)
Change in deferred revenue(2)	(4.4)	(1.2)	2.2	2.9	0.3	2.9	3.4	2.0
Stock-based compensation(1)	0.5	—	1.0	1.8	1.2	2.0	2.3	3.7
Costs of restructuring(3)	2.6	15.2	3.3	0.1	—	9.0	5.6	—
Impairment of goodwill	—	34.2	—	—	—	—	—	—
Impairment of property and equipment	2.2	—	—	—	—	—	—	—

	8.2	52.6	0.6	13.5	(1.7)	9.0	36.4	6.8
Tax impact on adjustments(4)	1.0	4.0	1.2	2.4	0.5	3.0	5.6	1.8

Adjustments to net (loss) income, net of tax	7.2	48.6	(0.6)	11.1	(2.2)	6.0	30.8	5.0

Adjusted Net (Loss) Income(5)	$(11.5)	$(2.3)	$13.0	$12.6	$(5.1)	$16.7	$31.2	$27.8

Adjusted Net (Loss) Income per share(1)

Weighted-average number of shares outstanding (000’s)
Basic	120,536	120,544	120,757	121,142	121,445	122,033	123,652	123,773
Diluted	120,536	120,544	123,630	124,045	121,445	122,693	124,331	124,452

(Loss) earnings per share—basic	$(0.15)	$(0.42)	$0.11	$0.01	$(0.02)	$0.09	$0.00	$0.19
Adjustments to net (loss) income, net of tax, per share	0.05	0.40	(0.00)	0.09	(0.02)	0.05	0.25	0.03

Adjusted Net (Loss) Income per share—basic	$(0.10)	$(0.02)	$0.11	$0.10	$(0.04)	$0.14	$0.25	$0.22

(Loss) earnings per share—diluted	$(0.15)	$(0.42)	$0.11	$0.01	$(0.02)	$0.09	$0.00	$0.19
Adjustments to net (loss) income, net of tax, per share	0.05	0.40	(0.00)	0.09	(0.02)	0.05	0.25	0.03

Adjusted Net (Loss) Income per share—diluted	$(0.10)	$(0.02)	$0.11	$0.10	$(0.04)	$0.14	$0.25	$0.22

Total number of interactive displays sold(6)	60,444	71,938	111,741	94,811	81,716	100,898	111,008	101,479
Average selling price of interactive displays sold(7)	$1,360	$1,535	$1,234	$1,415	$1,322	$1,400	$1,430	$1,532

(1)

In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 12 in the consolidated financial statements for the years ended March 31, 2013, 2012 and 2011 for further discussion of this change in accounting policy.

(2)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(3)

Includes restructuring costs of $20.8 million disclosed in the Company’s consolidated statements of operations in fiscal 2013 (2012 – $13.4 million) and $0.4 million in inventory write-offs recorded in cost of sales in fiscal 2013 (2012 – $1.2 million).

(4)

Reflects the tax impact on the adjustments to net (loss) income. A key driver of our foreign exchange loss (gain) is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average exchange rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the external U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

(5)	Adjusted Net (Loss) Income is a non-GAAP measure and is not a substitute for the GAAP equivalent.
(6)

Interactive displays include SMART Board interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, LightRaise interactive projectors, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium interactive pen displays and SMART Table interactive learning centers.

(7)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

Liquidity and Capital Resources

As of March 31, 2013, we held cash and cash equivalents of $141.4 million. Our primary source of cash flow is generated from sales of interactive displays and related attachment products. We believe that ongoing operations and associated cash flow in addition to our cash resources and revolving credit facilities provide sufficient liquidity to support our business operations for at least the next 12 months.

As of March 31, 2013, our outstanding debt balance was as follows:

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding
First lien facility	Aug 28, 2007	Aug 28, 2014	LIBOR + 3.0%	$288.2 million

We have two revolving credit facilities totaling $100.0 million that form part of the First lien facility: a $45.0 million facility that bears interest at LIBOR plus 2.0% and a $55.0 million facility that bears interest at LIBOR plus 3.75%. Both credit facilities mature on August 28, 2013 (one year in advance of the rest of the First lien facility) and were undrawn as of March 31, 2013.

In March 2013, we opportunistically sought to refinance our long-term debt through an offering of senior secured notes, but we subsequently withdrew the proposed offering. Our existing long-term debt matures in August 2014 and the offering was not pursued to fund short-term requirements.

All debt and credit facilities are denominated in U.S. dollars.

Below is a summary of our cash flows provided by operating activities, financing activities and investing activities for the periods indicated.

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $12.7 million from $57.6 million in fiscal 2012 to $70.3 million in fiscal 2013. The increase was attributable to a net decrease in period-over-period non-cash working capital balances of $76.4 million, largely offset by lower operating income. The decrease in non-cash working capital was primarily related to declining inventory and accounts receivable balances, partially offset by decreases in accounts payable and accrued and other current liabilities.

Net cash provided by operating activities decreased by $27.4 million from $85.0 million in fiscal 2011 to $57.6 million in fiscal 2012. The change was driven by lower operating income. Increases in working capital related to higher inventory balances were offset by decreases in other year-over-year non-cash working capital balances.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $3.6 million from $23.0 million in fiscal 2012 to $19.4 million in fiscal 2013 primarily related to a decrease in capital expenditures of $3.8 million in fiscal 2013 compared to fiscal 2012.

Net cash used in investing activities decreased by $79.0 million from $102.0 million in fiscal 2011 to $23.0 million in fiscal 2012. The decrease was due to net cash used in investing activities in fiscal 2011 related to the acquisition of NextWindow for $82.0 million in cash, offset by $8.0 million in cash held by NextWindow at the date of acquisition and a decrease in capital expenditures of $4.4 million in fiscal 2012 compared to fiscal 2011.

Net Cash Used in Financing Activities

Net cash used in financing activities decreased by $54.5 million from $57.8 million in 2012 to $3.3 million in fiscal 2013. The decrease was due to $45.0 million in debt repayments on the Second lien facility in fiscal 2012 and a $9.0 million decrease in repurchases of common shares in fiscal 2013 compared to the prior year.

Net cash used in financing activities decreased by $40.3 million from $98.1 million in 2011 to $57.8 million in fiscal 2012. The cash used in financing activities in fiscal 2012 primarily related to repayments of $45.0 million on the Second lien facility and $9.8 million in repurchases of our Class A Subordinate Voting Shares. The cash used in financing activities in fiscal 2011 primarily related to $239.3 million in debt repayments on our revolving credit facility, shareholder note payable, unsecured term loan, term construction facility and construction loan. The cash used in financing activities was offset by net cash proceeds of $134.3 million from the initial public offering (“IPO”) in fiscal 2011.

Contractual Obligations, Commitments, Guarantees and Contingencies

Contractual Obligations and Commitments

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating foreign exchange and interest rates, and other factors may result in actual payments differing from estimates. The following table summarizes our outstanding contractual obligations in millions of dollars as of March 31, 2013.

	Fiscal Year Ending March 31,
	2014	2015	2016	2017	2018	2019 and thereafter	Total
Operating leases	$5.8	$5.1	$4.5	$4.2	$1.3	$12.3	$33.2
Derivative contracts	0.7	0.3	—	—	—	—	1.0
Long-term debt repayments
Long-term debt	3.1	285.1	—	—	—	—	288.2
Future interest obligations on long-term debt	9.6	3.9	—	—	—	—	13.5
Purchase commitments	92.8	4.0	1.5	—	—	—	98.3

Total	$112.0	$298.4	$6.0	$4.2	$1.3	$12.3	$434.2

The operating lease commitments relate primarily to office and warehouse space and represent the minimum commitments under these agreements.

The derivative contracts represent minimum commitments under interest rate contracts based on the forward strip for each instrument through the contract term.

Long-term debt commitments represent the minimum principal repayments required under our long-term debt facility.

Our purchase commitments are for raw materials, finished goods from contract manufacturers, as well as certain information systems and licensing costs.

Commitments have been calculated using foreign exchange rates and interest rates in effect at March 31, 2013. Fluctuations in these rates may result in actual payments differing from those in the above table.

Guarantees and Contingencies

Securities Class Actions

On March 13, 2013, we announced that an agreement in principle had been reached with the plaintiffs in the U.S. and Canadian shareholder class action lawsuits involving the Company, In re SMART Technologies Inc. Shareholder Litigation, pending in the United States District Court for the Southern District of New York, and Tucci v. SMART Technologies Inc., et al., pending in the Ontario Superior Court of Justice (the “Actions”). Pursuant to the settlement terms, the parties have agreed to settle the Actions, releasing the alleged claims and all related claims, subject to various conditions, including appropriate class notice, court approvals and the dismissal of related putative class claims in Harper v. SMART Technologies Inc., et al., currently pending in the Superior Court of the State of California. The proposed settlement will be funded entirely by insurance maintained by the Company.

In re SMART Technologies Inc. Securities Litigation

Beginning in December 2010, several putative class action complaints against the Company and other parties were filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s IPO. The complaints alleged certain violations of federal securities laws in connection with the IPO. After a series of motions, the court-appointed Lead Plaintiff, the City of Miami General Employees’ and Sanitation Employees’ Retirement Trust, filed a consolidated amended class action complaint in the New York court in November 2011. A motion to dismiss the case was filed by the defendants on January 6, 2012 and, on April 3, 2012, the Court granted in part and denied in part the motion. A Second Amended Complaint was filed on April 23, 2012 and the Company filed a motion to dismiss the amended claims on May 11, 2012. On August 21, 2012, the Court denied the Company’s motion to dismiss the amended claims. On January 11, 2013, the Court issued an order certifying a class defined as: “All persons or entities who purchased or otherwise acquired (and did not sell) SMART common stock in the United States prior to November 10, 2010, pursuant or traceable to the Offering Materials. With respect to claims brought under section 12(a)(2), the class is limited to U.S. purchasers of SMART stock in the July 14, 2010, initial public offering.” In light of the proposed settlement described above, the Court has stayed all proceedings and will be considering a motion seeking approval of the settlement. The motion seeking preliminary approval of the settlement, and authorizing notice to the class, was filed with the Court on April 30, 2013.

Tucci v. SMART Technologies Inc. et al.

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO (the “Lefever/Runnels Action”). A second class proceeding was subsequently initiated by the same law firm with an Ontario-based representative plaintiff in May 2011 (the “Tucci Action”). The certification motion in the Tucci Action was heard on February 1, 2013. While the parties consented to certain terms of certification, including terms dismissing the Lefever/Runnels Action, the court heard arguments as to whether secondary market purchasers should be included in the class definition to be certified in the Tucci Action. On February 4, 2013, the court released its decision and certified a class limited to primary market purchasers of SMART shares during the IPO from underwriters domiciled in Canada. The court refused to certify the claims alleged on behalf of secondary market purchasers in the Tucci Action. On February 12, 2013 the plaintiff in the Tucci action served a notice of motion for leave to appeal the certification decision. However, the motion is in abeyance as a result of the proposed settlement as described above.

Harper v. SMART Technologies Inc. et al.

In September 2011, an additional putative class proceeding was commenced in the Superior Court of the State of California, County of San Francisco on behalf of purchasers of the Class A Subordinate Voting Shares. The Company is of the view that this proceeding is not materially different than the aforementioned matter being heard in the Southern District of New York. In October 2011, the defendants removed the case to the U.S. District Court for the Northern District of California. Thereafter, the defendants filed a motion to transfer the case to the U.S. District Court for the Southern District of New York, and plaintiffs filed a motion to remand the case to California state court. On September 28, 2012, the Court granted the plaintiff’s motion to remand the case to California state court, where it is now pending, and denied as moot the defendants’ motion to transfer. In November 2012, the defendants filed a motion to stay the Harper action pending resolution of SMART Technologies Inc. Securities Litigation in the Southern District of New York. That motion remains pending. As discussed above, dismissal of the class claims in Harper is a condition of the proposed settlement of the In re SMART Technologies and Tucci v. SMART Technologies cases.

All of the claims in Canada and the U.S. are essentially based on the allegation that SMART misrepresented or omitted to fully disclose demand for its products.

In the event that the proposed settlement is not finalized and implemented, we are not able to make any determination with respect to the likelihood or amount of any damages that might be awarded against us in connection with such proceedings (or any related proceedings) as the discovery process in the foregoing litigation proceedings have not yet been completed.

Other Litigation

In addition to the putative class action complaints described above under “Securities Class Actions”, we are involved in various other claims and litigation from time to time arising in the normal course of business. While the outcome of these other matters is uncertain and there can be no assurance that such matters will be resolved in our favor and we are not able to make any determination with respect to the amount of any damages that might be awarded against us in connection with such matters, we do not currently believe that the outcome of such other claims and litigation, or the amounts which we may be required to pay by reason thereof, would have a material adverse impact on our financial position, results of operations or liquidity.

Indemnities and Guarantees

In the normal course of business, we enter into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should we be required to act under such agreements, it is expected that no material loss would result.

As a result of the U.S. and Canadian class action IPO litigations, as described in the “Securities Class Actions” section above, SMART may be required, subject to certain limitations, to indemnify the following parties: the underwriters pursuant to the underwriting agreement entered into in connection with the IPO; Intel Corporation, Apax Partners and IFF Holdings Inc. pursuant to a registration rights agreement entered into in 2007 and amended and restated in connection with the IPO; and the directors and officers of SMART Technologies Inc. pursuant to indemnification agreements entered into by SMART and each director and officer on or about the time of their appointment to their respective office.

Off-Balance Sheet Arrangements

As of March 31, 2013, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Disclosure Controls and Procedures and Internal Controls

Disclosure Controls and Procedures

As of March 31, 2013, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Executive Officer and the VP, Finance and Chief Financial Officer, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the U.S. Securities Exchange Act (the “Exchange Act”). Based on that evaluation, the President and Chief Executive Officer and the VP, Finance and Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow for timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13(a)-15(f) and 15(d)-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or dispositions of the Company’s assets that could have a material affect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of March 31, 2013, the Company’s internal control over financial reporting was effective.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended March 31, 2013, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market and Other Financial Risks

In the normal course of our business, we engage in operating and financing activities that generate risks in the following primary areas.

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact our results from operations. We are exposed to foreign exchange risk primarily between the Canadian dollar and both the U.S. dollar and the Euro. This exposure relates to our U.S. dollar denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We continually monitor foreign exchange rates and periodically enter into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying our Canadian dollar denominated operating costs. We target to cover between 25% and 75% of our expected Canadian dollar cash needs for the next 12 months through the use of forward contracts and other derivatives with the actual percentage determined by management based on the changing exchange rate environment. We may also enter into forward contracts and other derivative contracts to manage our cash flows in other currencies. We do not use derivative financial instruments for speculative purposes. We have also entered into and continue to look for opportunities within our supply chain to match our cost structures to our foreign currency revenues.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. Our current practice is to use foreign currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss (gain) on the consolidated statements of operations.

For fiscal 2013, our net income would have decreased with a 10.0% depreciation in the average value of the Canadian dollar compared to the U.S. dollar by approximately $4.9 million, primarily as a result of our U.S. dollar-denominated debt. Our net income would have decreased with a 10.0% depreciation in the average value of the Euro compared to the U.S. dollar by approximately $3.2 million primarily as a result of revenue denominated in the Euro.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. We partially mitigate this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. Using interest rates and the debt level at March 31, 2013, our future interest expense would increase by approximately $1.4 million annually for each 1.0% increase in interest rates. Our current practice is to use interest rate derivatives without hedge accounting designation. Changes in the fair value of these interest rate derivatives are included in interest expense in our consolidated statement of operations.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

We may also be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. Our credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. We manage this counterparty credit risk by entering into contracts with large established counterparties.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our revolving credit facilities, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Note 1, “Basis of presentation and significant accounting policies”, to our consolidated financial statements describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

We believe our critical accounting policies and estimates are those related to revenue recognition, inventory valuation and inventory purchase commitments, warranty costs, income taxes, restructuring costs and legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our company’s critical accounting policies and estimates used in the preparation of our financial statements are reviewed regularly by management.

Revenue Recognition

Revenue consists primarily of the sale of hardware and software. We recognize revenue when persuasive evidence of an arrangement exists, shipping has occurred, the sales price is fixed or determinable and collection is reasonably assured. Product is considered shipped to the customer once it has left our shipping facilities and title and risk of loss have been transferred. For most of our product sales, these criteria are met at the time the product is shipped. In the case of integrated hardware and software products, we recognize revenue from the sale of (i) hardware products (e.g. SMART’s interactive displays and related attachment products); (ii) software bundled with hardware that is essential to the functionality of the hardware; and (iii) post-contract customer support which includes technical support for the life of the product and when-and-if-available upgrades. We recognize revenue in accordance with industry specific software accounting guidance for the following types of sales transactions: (i) stand-alone sales of software products and post-contract customer support; and (ii) sales of software bundled with hardware not essential to the functionality of the hardware.

For multiple-element arrangements that include tangible products containing software essential to the tangible product’s functionality and undelivered software elements relating to the tangible product’s essential software, we allocate revenue to all deliverables based on their relative selling prices. In such circumstances, accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to deliverables as follows: (i) vendor-specific objective evidence of fair value, or VSOE; (ii) third-party evidence of selling price, or TPE; and (iii) estimate of the selling price, or ESP.

For SMART’s interactive displays and SMART Notebook and SMART Meeting Pro™ software which is essential to its operation, we may from time to time provide future unspecified software upgrades and features free of charge to customers. We have identified three deliverables generally contained in arrangements involving the sale of interactive displays. The first deliverable is the hardware. The second deliverable is the software license essential to the functionality of the hardware device delivered at the time of sale. The third deliverable is post-contract customer support, which includes the customer of the interactive display receiving, on a when-and-if available basis, future unspecified software upgrades and features relating to the product’s essential software and unlimited customer support for both the hardware and software. Because we have neither VSOE nor TPE for the three deliverables, the allocation of revenue has been based on ESP. Amounts allocated to the delivered hardware and the related essential software are recognized at the time of sale provided all the conditions for revenue recognition have been met. Amounts allocated to the technical support services and unspecified software upgrades are deferred and recognized on a straight-line basis over the estimated term of provision. All product cost of sales, including estimated warranty costs, are generally recognized at the time of sale. Costs for research and development and sales and marketing are expensed as incurred.

Our process for determining the ESP for deliverables without VSOE or TPE involves management’s judgment. Our process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. This view is primarily based on the fact that we are not obligated to provide upgrades at a particular time or at all, and do not specify to customers which upgrades or features will be delivered in the future. Therefore, we have concluded that if we were to sell upgrades on a stand-alone basis, such as those included with the SMART Notebook and SMART Meeting Pro software, the selling price would be relatively low. Key factors considered in developing the ESP for SMART Notebook and SMART Meeting Pro software include our historical pricing practices, the nature of the upgrades (i.e. unspecified and when-and-if available), and the relative ESP of the upgrades as compared to the total selling price of the product. If the facts and circumstances underlying the factors considered change or should future facts and circumstances lead us to consider additional factors, our ESP for software upgrades, updates and customer support related to future interactive display sales could change in future periods.

We record reductions to revenue for estimated commitments related to reseller and distributor incentive programs, including sales programs and volume-based incentives. For reseller and distributor incentive programs, the estimated cost of these programs is recognized at the date the product is sold. Additionally, certain reseller and distributor incentive programs are based on annual sales targets and require management to estimate the expected sales levels based on market conditions. Our estimates are based on experience and the specific terms and conditions of particular incentive programs. If a reseller or distributor misses its sales target significantly in relation to our estimate we would be required to record a change to the estimate, which would favorably impact our revenue and results of operations.

Inventory Valuation and Inventory Purchase Commitments

Components and finished goods for our products must be ordered to build inventory in advance of product shipments. We record a write-down for inventories of components and products which have become obsolete or are in excess of anticipated demand or net realizable value. We perform detailed reviews of inventory that consider multiple factors including demand forecasts, product life cycle status, product development plans, current sales levels and component cost trends. If the future demand or market conditions for our products are less favorable than forecasted or if unforeseen technological changes negatively impact the utility of component inventory, we may be required to record additional write-downs, which would negatively affect our results of operations in the period when the write-downs are recorded.

Consistent with industry practice, we acquire components and finished goods through a combination of purchase orders, supplier contracts and open orders based on projected demand information. These commitments typically cover our requirements for periods ranging from 30 to 150 days. If there were an abrupt and substantial decline in demand for one or more of our products, or an unanticipated change in technological requirements for any of our products, we may be required to record additional accruals for cancellation fees that would negatively affect the results of operations in the period when the cancellation fees are identified and recorded.

Warranty Costs

We provide for the estimated cost of hardware warranties at the time the related revenue is recognized based on historical and projected warranty claim rates, historical and projected cost-per-claim and knowledge of specific product failures that are outside of our typical experience. Each quarter, we evaluate our estimates to assess the adequacy of our recorded warranty liabilities considering the size of the installed base of products subject to warranty protection and adjust the amounts if necessary. In instances where specific product issues are determined outside of the normal warranty estimates, additional provisions are recorded to address the specific item. If actual product failure rates or repair costs differ significantly from our estimates, revisions to the estimated warranty liability would be required and could negatively affect our results of operations.

Income Taxes

We record a tax provision for the anticipated tax effect of the reported results of operations. In accordance with GAAP, the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

We recognize and measure uncertain tax positions in accordance with GAAP, whereby we only recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

We use the flow-through method to account for investment tax credits earned on eligible scientific research and experimental development expenditures. We apply judgment in determining which expenditures are eligible to be claimed. Under this method, investment tax credits are recognized as a reduction to income tax expense.

We enter into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which we operate could seek to tax a greater share of income than has been provided for. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining our consolidated tax provision and accruals for interest and penalties associated with the resolution of these audits. These may have a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

We believe it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the deferred tax assets. In the event that we determine all or part of the net deferred tax assets are not realizable in the future, we make an adjustment to the valuation allowance that would be charged to earnings in the period such determination is made. In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of GAAP and complex tax laws in multiple jurisdictions. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our financial condition and operating results.

Restructuring Costs

Employee termination benefits associated with an exit or disposal activity are accrued when the liability is both probable and reasonably estimable provided that the Company has a history of providing similar severance benefits that meet the criteria of an on-going benefit arrangement. If no such history exists, the costs are expensed when the termination benefits are paid. Contract termination costs are recognized and measured at fair value when the Company ceases using the rights under the contract. Other associated costs are recognized and measured at fair value when they are incurred.

Legal and Other Contingencies

We are subject to a number of legal proceedings and claims arising out of the conduct of our business. See a discussion of our litigation matters under “Contractual Obligations, Commitments, Guarantees and Contingencies—Guarantees and Contingencies”, which is incorporated herein by reference. In accordance with GAAP, we record a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. There is significant judgment required in both the probability determination and as to whether an exposure can be reasonably estimated. However, the outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. Should we fail to prevail in any of these legal matters or should several legal matters be resolved against us in the same reporting period, the operating results of a particular reporting period could be materially adversely affected.

Change in Accounting Policy

During the year ended March 31, 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively to July 2010, the date of the Company’s initial option grants. The Company believes that the graded method is more appropriate because it more accurately reflects the pattern of service provided by the employees. See Note 1 (t)—Basis of presentation and significant accounting policies – Stock-based compensation in the notes to the consolidated financial statements for further discussion of this change in accounting policy.

Recent Accounting Policies Adopted

In June 2011, the Financial Accounting Standards Board (“FASB”) issued guidance on presentation of comprehensive income to increase its prominence in the financial statements. The new guidance eliminates the option to present components of other comprehensive income in the statement of shareholders’ equity. Instead, an entity is required to present the total of comprehensive income, the components of net income and the components of other comprehensive income in either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The Company adopted the guidance in the first quarter of fiscal 2013 and included two separate but consecutive statements.

In September 2011, the FASB issued guidance to simplify the testing of goodwill for impairment. The new guidance provides an entity with the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted the guidance in the first quarter of fiscal 2013. The adoption did not have a material impact on the Company’s results of operations, financial condition or disclosures.

Risks Related to Our Business

We operate in a highly competitive industry.

We are engaged in an industry that is highly competitive. Because our industry is evolving and characterized by technological change, it is difficult for us to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. We face increased competition from companies with strong positions in certain markets we currently serve and in new markets and regions we may enter. These companies manufacture and/or distribute new, disruptive or substitute products that compete for the pool of available funds that previously could have been spent on interactive displays and associated products. We compete with other interactive display developers such as Promethean World Plc, Hitachi, Ltd., LG Electronics, Inc., BenQ Corporation, Samsung Electronics Co., Sharp Corporation and Seiko Epson Corp. Additionally, makers of personal computer technologies, tablets, television screens, smart phones and other technology companies such as Apple Inc., Cisco Systems, Inc., Dell Inc., Hewlett-Packard Company, Google Inc., Microsoft Corporation and Polycom, Inc. have provided, and continue to provide, integrated solutions that include interactive learning and collaboration features substantially similar to those offered by our products, and promote their existing technologies and alternative products as substitutes for our products. Many of our current and potential future competitors have significantly greater financial and other resources than we do and have spent, and may continue to spend, significant amounts of resources to try to enter or expand their presence in the market. In addition, low cost competitors have appeared in China and other countries. We may not be able to compete effectively against these current and future competitors. Increased competition or other competitive pressures have and may continue to result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations. For example, demand for our interactive displays may have been negatively impacted by additional competition in the interactive display market and from alternative products, such as tablet computers, and may continue to decrease in the future.

Some of our customers are required to purchase equipment by soliciting proposals from a number of sources and, in some cases, are required to purchase from the lowest bidder. While we attempt to price our products competitively based upon the relative features they offer, our competitors’ prices and other factors, we are often not the lowest bidder and may lose sales to lower bidders. When we are the successful bidder, it is most often as a result of our products being perceived as providing better value to the customer. Our ability to provide better value to the customer depends on continually enhancing our current products and developing new products at competitive prices and in a timely manner. We cannot assure that we will be able to continue to maintain our value advantage and be competitive. See “—If we are unable to continually enhance our current products and to develop, introduce and sell new technologies and products at competitive prices and in a timely manner, our business would be harmed.”

Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than we can, or devote greater resources to the development, promotion and sale of products than we can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of our current or prospective customers. If these interactive display competitors or other substitute or alternative technology competitors acquire significantly increased market share, it could have a material adverse effect on our business, financial condition or results of operations.

Our business is going through a challenging period and we have considered and may continue to consider changes to our business model.

Our business is going through a challenging period and we have recently experienced significant changes in our senior management. See “—Recent changes to our senior management may cause uncertainty in, or be disruptive to, our business.”

As a result of this challenging period and management change, management has considered and may continue to consider changes to our business model. For example, we currently intend to monetize our education software and services that we have been providing for free with our hardware. We also intend to expand our offering of software to further integrate disparate devices in classrooms. While we believe that we have an opportunity to monetize the software and services that are currently being used, in addition to expanding our software offering and charging fees for new software and service offerings, our business to date has primarily been driven by the sale of our interactive displays. We also believe that there will be a shift in our product mix from interactive whiteboards to interactive flat panels and a shift in sales towards emerging markets, which may result in lower gross margins.

We may not be able to achieve or fully implement, if at all, any changes to our business model, including our intention to monetize our education software and services and expand our software offering. In addition, any such changes may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred.

The level and upcoming maturities of our current and future debt could have an adverse impact on our business.

We have substantial debt outstanding and we may incur additional indebtedness in the future. As of March 31, 2013, we had $288.2 million of outstanding indebtedness.

The high level of our indebtedness, among other things, could:

•	make it difficult for us to make payments on our debt;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

Our undrawn revolving credit facilities mature in August 2013 and our current term loan matures in August 2014. In March 2013, we withdrew a proposed offering of senior secured notes to refinance our maturing debt. If additional debt financing is not available when required or is not available on acceptable terms, we may be unable to refinance our maturing debt which would result in an event of default thereunder, which would have a substantial material adverse effect on our ability to operate as a going concern. In addition, we would not be able to grow our business, take advantage of business opportunities or respond to competitive pressures, any of which could also have a material adverse effect on our operating results and financial condition.

A substantial portion of our debt bears interest at floating rates and we are therefore exposed to fluctuations in interest rates. In order to mitigate the effects of increases in interest rates on our cash flows, from time to time we enter into derivative instruments, including interest rate swaps. These hedging activities mitigate but do not eliminate our exposure to interest rate fluctuations and, as a result, interest rate fluctuations may materially adversely affect our operating results in future periods.

If we are unable to continually enhance our current products and to develop, introduce and sell new technologies and products at competitive prices and in a timely manner, our business would be harmed.

The market for interactive learning and collaboration solutions is still emerging and evolving. It is characterized by rapid technological change and frequent new product introductions, many of which may compete with, be considered as alternatives to or replace our interactive displays. For example, we have recently observed significant sales of tablet computers by competitors to school districts in the U.S. whose technology budgets could otherwise have been used to purchase interactive displays. Accordingly, our future success depends upon our ability to enhance our current products and to develop, introduce and sell new technologies and products offering enhanced performance and functionality at competitive prices and in a timely manner.

The development of new technologies and products involves time, substantial costs and risks. We are currently developing and introducing a substantial number of new products. Our ability to successfully develop new technologies depends in large measure on our ability to maintain a technically skilled research and development staff and to adapt to technological changes and advances in the industry. The success of new product introductions depends on a number of factors including timely and successful product development, market acceptance, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of components in appropriate quantities and costs to meet anticipated demand, the risk that new products may have quality or other defects and our ability to manage distribution and production issues related to new product introductions. If we are unsuccessful in selling the new products that we are currently developing and introducing, or any future products that we may develop, we may carry obsolete inventory and have reduced available working capital for the development of other new technologies and products.

If we are unable, for any reason, to enhance, develop, introduce and sell new products in a timely manner, or at all, in response to changing market conditions or customer requirements or otherwise, our business would be harmed.

Decreases in, or stagnation of, spending or changes in the spending policies or budget priorities for government funding of schools, colleges, universities, other education providers or government agencies may have a material adverse effect on our revenue.

Our customers include primary and secondary schools, colleges, universities, other education providers, and, to a lesser extent, government agencies, each of which depends heavily on government funding. The recent worldwide recession of 2008 and 2009 and subsequent sovereign debt and global financial crisis have resulted in substantial declines in the revenues and fiscal capacity of many national, federal, state, provincial and local governments. Many of those governments have reacted to the decreases in revenues and could continue to react to the decreases in revenue by cutting funding to those educational institutions and, if our products are not a high priority expenditure for those institutions, or if institutions allocate expenditures to substitute or alternative technologies, we could lose revenue.

Any additional decrease in, stagnation of or change in national, federal, state, provincial or local funding for primary and secondary schools, colleges, universities, or other education providers or for government agencies that use our products could cause our current and prospective customers to further reduce their purchases of our products, which could cause us to lose additional revenue. In addition, a specific reduction in governmental funding support for products such as ours could also cause us to lose revenue.

We may not be successful in our strategy to grow in the enterprise market.

A substantial majority of our revenue has been derived from sales to the education market. Because we sell our products through resellers and distributors, we are unable to precisely quantify the portion of our revenue that is derived from any particular market. However, we estimate that based on our most recent fiscal year ended March 31, 2013, approximately 15% of our revenue was derived from the enterprise market. Our business strategy contemplates expanding our sales to this market. However, there has not been widespread adoption of interactive display and collaboration solutions in the enterprise market and these solutions may fail to achieve wide acceptance in this market. Successful expansion into the enterprise market will require us to augment and develop new distributor and reseller relationships and we may not be successful in developing those relationships. In addition, widespread acceptance of our collaboration solutions may not occur due to lack of familiarity with how our products work, the perception that our products are difficult to use and a lack of appreciation of the contribution they can make to enterprises. We may not be successful in achieving penetration in the enterprise market for other reasons as well. In addition, our brand is less recognized in the enterprise market than it is in the education market. A key part of our strategy to grow in the enterprise market is to develop strategic alliances with companies in the unified communications and collaboration sector and there can be no assurance that these strategic alliances will help us to successfully grow our sales in this market.

Furthermore, our ability to successfully grow in the enterprise market depends upon revenue and cash flows derived from sales to the education market. As the education market represents a significant portion of our revenue and cash flow, we utilize cash from sales in the education market for our operating expenses. If we cannot continue to augment and develop new distributor and reseller relationships, market our brand, develop strategic alliances and innovate new technologies, including as a result of decreased revenue from the education market, we may not be successful in our strategy to grow in the enterprise market.

We generate a substantial majority of our revenue from the sale of our interactive displays, and any significant reduction in sales of these products would materially harm our business.

We generated approximately 79% of our revenue from sales of our interactive displays and integrated projectors during our most recent fiscal year ended March 31, 2013. A decrease in demand for our interactive displays would significantly reduce our revenue. If any of our competitors introduces attractive alternatives to our interactive displays, we could experience a significant decrease in sales as customers migrate to those alternative products, see “—We operate in a highly competitive industry” above.

Our future sales of interactive displays in developed markets may slow or decrease as a result of market saturation in those countries.

FutureSource Consulting Inc. estimates that, as of December 31, 2012, approximately 47% of classrooms in the U.S, 85% of classrooms in the U.K., and 53% of classrooms in Australia already have an interactive display. As a result of these high levels of penetration, the education market for interactive displays in those countries may have reached saturation levels. Future sales growth in those markets and other developed markets with similar penetration levels may, as a result, be difficult to achieve, and our sales of interactive displays may decline in those countries. If we are unable to replace the revenue and earnings we have historically derived from sales of interactive displays to the education market in these developed markets, whether through sales of additional products, sales in other markets, sales in the enterprise market or otherwise, our business, financial condition and results of operations may be materially adversely affected.

We face significant challenges growing our sales in foreign markets.

As the market for interactive learning and collaboration products and solutions in North America and the United Kingdom has become more saturated, the growth rate of our revenue in those countries has decreased and, as a result, our revenue growth has become more dependent on sales in other foreign markets. In order for our products to gain broad acceptance in foreign markets, we may need to develop customized solutions specifically designed for each country in which we seek to grow our sales and to sell those solutions at prices that are competitive in that country. For example, while our hardware requires only minimal modification to be usable in other countries, our software and content requires significant customization and modification to adapt to the needs of foreign customers. Specifically, our software will need to be adapted to work in a user-friendly way in several languages and alphabets, and content that fits the specific needs of foreign customers (such as, for example, classroom lessons adapted to specific foreign curricula) will need to be developed. If we are not able to develop, or choose not to support, customized products and solutions for use in a particular country, we may be unable to compete successfully in that country and our sales growth in that country will be adversely affected. We cannot assure you that we will be able to successfully develop or choose to support customized solutions for each foreign country in which we seek to grow our sales or that our solutions, if developed, will be competitive in the relevant country.

Growth in many foreign countries will require us to price our products at prices that are competitive in the context of those countries. In certain developing countries, we have been and may continue to be required to sell our products at prices significantly below those that we are currently charging in developed countries. Such pricing pressures could reduce our gross margins and adversely impact revenue.

Our customers’ experience with our products is directly affected by the availability and quality of our customers’ Internet access. We are unable to control broadband penetration rates and to the extent that broadband growth in emerging markets slows, our growth in international markets could be hindered.

In addition, we face lengthy and unpredictable sales cycles in foreign markets, particularly in countries with centralized decision making. In these countries, particularly in connection with significant technology product purchases, we have experienced recurrent requests for proposals, significant delays in the decision making process and, in some cases, indefinite deferrals of purchases or cancellations of requests for proposals. If we are unable to overcome these challenges, the growth of our sales in these markets would be adversely affected.

The emerging market for interactive learning and collaboration solutions may not develop as we expect.

The market for interactive learning and collaboration solutions is evolving rapidly and is characterized by an increasing number of market entrants. As is typical of a rapidly evolving industry, the demand for and market acceptance of these solutions are uncertain. The adoption of these solutions may not become widespread. If the market for these solutions fails to develop or develops more slowly than we anticipate, sales may decline from current levels or we may fail to achieve growth.

Defects in our products can be difficult to detect before shipment. If defects occur, they could have a material adverse effect on our business.

Our products are highly complex and sophisticated and, from time to time, have contained and may continue to contain design defects or software “bugs” or failures that are difficult to detect and correct. Errors or defects may be found in new products after commercial shipments and we may be unable successfully to correct such errors or defects in a timely manner or at all. The occurrence of errors and defects in our products could result in loss of, or delay in, market acceptance of our products, including as a result of harm to our brand, and correcting such errors and failures in our products could require significant expenditure of capital by us. In addition, we are rapidly developing and introducing new products, and new products may have a higher rate of errors and defects than our established products. We historically have provided warranties on interactive displays for between two and five years, and the failure of our products to operate as described could give rise to warranty claims. The consequences of such errors, failures and other defects and claims could have a material adverse effect on our business, financial condition, results of operations and our reputation.

We depend upon resellers and distributors to promote and sell our products.

Substantially all our sales are made through resellers and distributors. Industry and economic conditions have the potential to weaken the financial position of our resellers and distributors. Such resellers and distributors may no longer sell our products, or may reduce efforts to sell our products, which could materially adversely affect our business, financial condition and results of operations. Furthermore, if circumstances surrounding the ability of our resellers and distributors to repay their credit obligations were to deteriorate and result in the write-down or write-off of such receivables, it would negatively affect our operating results for the period in which they occur and, if significant, could materially adversely affect our business, financial condition and results of operations.

In addition, our resellers and most of our distributors are not contractually required to sell our products exclusively and may offer competing interactive display products, and therefore we depend on our ability to establish and develop new relationships and to build on existing relationships with resellers and distributors. We cannot assure that our resellers and distributors will act in a manner that will promote the success of our products. Factors that are largely within the control of those resellers and distributors but are important to the success of our products include:

•	the degree to which our resellers and distributors actively promote our products;

•	the extent to which our resellers and distributors offer and promote competitive products; and

•	the quality of installation, training and other support services offered by our resellers and distributors.

In addition, if some of our competitors offer their products to resellers and distributors on more favorable terms or have more products available to meet their needs, there may be pressure on us to reduce the price of our products or those resellers and distributors may stop carrying our products or de-emphasize the sale of our products in favor of the products of these competitors. If we do not maintain and continue to build relationships with resellers and distributors our business will be harmed.

We may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business.

Our commercial success depends to a significant degree upon our ability to develop new or improved technologies and products, and to obtain patents or other intellectual property rights or statutory protection for these technologies and products in Canada, the United States and other countries. We seek to patent concepts, components, processes, designs and methods, and other inventions and technologies that we consider to have commercial value or that will likely give us a technological advantage. We own rights in patents and patent applications for technologies relating to interactive displays and other complementary products in Canada, the United States and other countries. Despite devoting resources to the research and development of proprietary technology, we may not be able to develop technology that is patentable or protectable. Patents may not be issued in connection with our pending patent applications and claims allowed may not be sufficient to allow us to use the inventions that we create exclusively. Furthermore, any patents issued to us could be challenged, re-examined, held invalid or unenforceable or circumvented and may not provide us with sufficient protection or a competitive advantage. In addition, despite our efforts to protect and maintain our patents, competitors and other third parties may be able to design around our patents or develop products similar to our products that are not within the scope of our patents. Finally, patents provide certain statutory protection only for a limited period of time that varies depending on the jurisdiction and type of patent. The statutory protection term of certain of our material patents may expire soon and, thereafter, the underlying technology of such patents can be used by any third party including our competitors.

A number of our competitors and other third parties have been issued patents, or may have filed patent applications, or may obtain additional patents or other intellectual property rights for technologies similar to those that we have developed, used or commercialized, or may develop, use or commercialize, in the future. As certain patent applications in the United States and other countries are maintained in secrecy for a period of time after filing, and as publication or public awareness of new technologies often lags behind actual discoveries, we cannot be certain that we were the first to develop the technology covered by our pending patent applications or issued patents or that we were the first to file patent applications for the technology covered by our issued patents and patent pending applications. In addition, the disclosure in our patent applications, including in respect of the utility of our claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, we cannot assure that our patent applications will result in valid or enforceable patents or that we will be able to protect or maintain our patents.

Prosecution and protection of the rights sought in patent applications and patents can be costly and uncertain, often involve complex legal and factual issues and consume significant time and resources. In addition, the breadth of claims allowed in our patents, their enforceability and our ability to protect and maintain them cannot be predicted with any certainty. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of Canada or the United States. Even if our patents are held to be valid and enforceable in a certain jurisdiction, any legal proceedings that we may initiate against third parties to enforce such patents will likely be expensive, take significant time and divert management’s attention from other business matters. We cannot assure that any of our issued patents or pending patent applications will provide any protectable, maintainable or enforceable rights or competitive advantages to us.

In addition to patents, we rely on a combination of copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights in the United States, Canada and other countries. However, our ability to protect our brand by registering certain trademarks may be limited. See “—We may not be able to protect our brand, and any failure to protect our brand would likely harm our business.” In addition, while we generally enter into confidentiality and nondisclosure agreements with our employees, consultants, contract manufacturers, distributors and resellers and with others to attempt to limit access to and distribution of our proprietary and confidential information, it is possible that:

•	misappropriation of our proprietary and confidential information, including technology, will nevertheless occur;

•	our confidentiality agreements will not be honored or may be rendered unenforceable;

•	third parties will independently develop equivalent, superior or competitive technology or products;

•

disputes will arise with our current or future strategic licensees, customers or others concerning the ownership, validity, enforceability, use, patentability or registrability of intellectual property; or

•	unauthorized disclosure of our know-how, trade secrets or other proprietary or confidential information will occur.

We cannot assure that we will be successful in protecting, maintaining or enforcing our intellectual property rights. If we are not successful in protecting, maintaining or enforcing our intellectual property rights, then our business, operating results and financial condition could be materially adversely affected.

We may infringe on or violate the intellectual property rights of others.

Our commercial success depends, in part, upon our not infringing or violating intellectual property rights owned by others. The industry in which we compete has many participants that own, or claim to own, intellectual property. We cannot determine with certainty whether any existing third-party patents, or the issuance of any new third-party patents, would require us to alter our technologies or products, obtain licenses or cease certain activities, including the sale of certain products.

We have received, and we may in the future receive, claims from third parties asserting infringement and other related claims. Litigation has been and may continue to be necessary to determine the scope, enforceability and validity of third-party intellectual property rights or to protect, maintain and enforce our intellectual property rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources than we have, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we can. Regardless of whether claims that we are infringing or violating patents or other intellectual property rights have any merit, those claims could:

•	adversely affect our relationships with current or future distributors and resellers of our products;

•	adversely affect our reputation with customers;

•	be time-consuming and expensive to evaluate and defend;

•	cause product shipment delays or stoppages;

•	divert management’s attention and resources;

•	subject us to significant liabilities and damages;

•	require us to enter into royalty or licensing agreements; or

•	require us to cease certain activities, including the sale of products.

If it is determined that we have infringed, violated or are infringing or violating a patent or other intellectual property right of any other person or if we are found liable in respect of any other related claim, then, in addition to being liable for potentially substantial damages, we may be prohibited from developing, using, distributing, selling or commercializing certain of our technologies and products unless we obtain a license from the holder of the patent or other intellectual property right. We cannot assure that we will be able to obtain any such license on a timely basis or on commercially favorable terms, or that any such licenses will be available, or that workarounds will be feasible and cost-efficient. If we do not obtain such a license or find a cost-efficient workaround, our business, operating results and financial condition could be materially adversely affected and we could be required to cease related business operations in some markets and restructure our business to focus on our continuing operations in other markets.

We rely on highly skilled personnel and, if we are unable to attract, retain or motivate qualified personnel, we may not be able to operate our business effectively.

Our success is largely dependent on our ability to attract and retain skilled employees. We have recently rationalized a significant portion of our personnel. Competition for highly skilled management, technical, research and development and other employees is intense in the high-technology industry and we may not be able to attract or retain highly qualified personnel in the future, including as a result of our recent restructuring. In making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity awards they would receive in connection with their employment. Our long-term incentive programs may not be attractive enough or perform sufficiently to attract or retain qualified personnel. If we are unable to attract and retain qualified personnel, our business may be harmed.

Recent changes to our senior management may cause uncertainty in, or be disruptive to, our business.

We have recently experienced significant changes in our senior management. In April 2012, our founders David Martin and Nancy Knowlton stepped down and Tom Hodson, who was our Chief Operating Officer, assumed the role of Interim Chief Executive Officer as we searched for a permanent Chief Executive Officer. In October 2012, Neil Gaydon was appointed our President and Chief Executive Officer, and Tom Hodson departed in February 2013. In November 2012, Warren Barkley was appointed Chief Technology Officer, which was a newly created role. In addition, Kelly Schmitt was appointed Vice President, Finance and Chief Financial Officer in November 2012.

These changes in our senior management may be disruptive to our business and, during the transition period, there may be uncertainty among investors, employees and others concerning our future direction and performance. Any such disruption or uncertainty could have a material adverse effect on our business, financial condition, results of operations and our reputation.

Our suppliers and contract manufacturers may not be able to supply components or products to us on a timely basis, on favorable terms or without quality control issues.

We rely on contract manufacturers for the assembly of our products and depend on obtaining adequate supplies of quality components on a timely basis with favorable terms. Some of those components, as well as certain complete products that we sell, are provided to us by only one supplier or contract manufacturer. We are subject to risks that disruptions in the operations of our sole or limited suppliers or contract manufacturers may cause them to decrease or stop production of these components and products, or that such suppliers and manufacturers do not produce components and products of sufficient quality. Alternative sources are not always available. Many of our components are manufactured overseas and have long lead times. We have from time to time experienced shortages of several of our products and components that we obtain from third parties. We cannot ensure that product or component shortages will not occur in the future. Because of the global reach of our supply chain, world events such as local disruptions, natural disasters or political conflict may cause unexpected interruptions to the supply of our products or components. We have also experienced unexpected demand for certain of our products. As a result of these factors, we have had, and may have in the future, delays in delivering the number of products ordered by our customers. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business will be significantly harmed.

We do not have written agreements with several of our significant suppliers. Although we are endeavoring to enter into written agreements with certain of our suppliers, we cannot assure that our efforts will be successful. Even where we do have a written agreement for the supply of a component, there is no guarantee that we will be able to extend or renew that agreement on similar favorable terms, or at all, upon expiration or otherwise obtain favorable pricing in the future.

We depend on component manufacturing, product assembly and logistical services provided by third parties, some of which are sole source and many of which are located outside of Canada and the U.S.

All our components and finished products are manufactured or assembled, in whole or in part by a limited number of third parties. Most of these third parties are located outside of Canada and the U.S. For example, we rely on contract manufacturers based in China for the production of all our projectors used in our interactive whiteboard solution and on contract manufacturers based in Eastern Europe, Mexico, Korea and China for the final production of our completed interactive displays. We have also contracted with third parties to manage our transportation and logistics requirements. While these arrangements may lower costs, they also reduce our direct control over production and shipments. It is uncertain what effect such diminished control will have on the quality or availability of our products or on our flexibility to respond to changing conditions. Our failure to manage production and supply of our products adequately, or the failure of products to meet quality requirements, could materially adversely affect our business.

Although arrangements with our suppliers and contract manufacturers may contain provisions for warranty expense reimbursement, it may be difficult or impossible for us to recover from suppliers and contract manufacturers, and we may remain responsible to the customer for warranty service in the event of product defects. Any unanticipated product defect or warranty liability, whether pursuant to arrangements with suppliers, contract manufacturers or otherwise, could materially adversely affect our reputation and business.

Final assembly of our interactive display products is currently performed by contract manufacturers in Eastern Europe, Mexico, Korea and China. If assembly or logistics in these locations is disrupted for any reason, including natural disasters, information technology failures, breaches of systems security, military or terrorist actions or economic, business, labor, environmental, public health, or political issues, our business, financial condition and operating results could be materially adversely affected.

Any current or future financial problems of suppliers or contract manufacturers could adversely affect us by increasing costs or exposing us to credit risks of these suppliers or contract manufacturers or as the result of a complete cessation of supply. In addition, if suppliers or contract manufacturers or other third parties experience insolvency or bankruptcy, we may lose the benefit of any warranties and indemnities. If our contract manufacturers are unable to obtain the necessary components for our products in a timely manner, they may not be able to produce a sufficient supply of products, which could lead to reduced revenue, and our business, financial condition and results of operations could be harmed.

We may not be able to manage our systems, procedures and controls.

Our current and planned systems, procedures and controls may not be adequate to support our future operations. To manage any significant growth of our operations, we will need to improve our operational and financial systems, procedures and controls and may need to obtain additional systems. We may not be able to successfully integrate any additional operational and financial systems we may require in the future.

The volatility and lack of predictability in our business creates difficulties in budgeting expenses and forecasting demand for our products, which can lead to delays in managing the production and shipment of our products and to difficulties in managing cash flows. These difficulties could be exacerbated by our expansion into foreign markets and our intended commercialization of our software, see “—We face significant challenges growing our sales in foreign markets” and “—Our business is going through a challenging period and we have considered and may continue to consider changes to our business model.” If we are unable to manage our business operations, our results of operations and financial condition could be materially adversely affected.

We may not be able to protect our brand, and any failure to protect our brand would likely harm our business.

We regard our “SMART” brand as one of our most valuable assets. We believe that continuing to strengthen our brand is critical to achieving widespread acceptance of our products. However, we intend to spend substantially less in the future on advertising, marketing and other efforts to create and maintain brand recognition and loyalty among end-users. While we believe that members of our reseller network adequately create and maintain brand recognition, if our brand is not promoted, protected and maintained, our business could be harmed.

The unlicensed use of our trademarks by third parties could harm our reputation, impair such trademarks and adversely affect the strength and value of our brand in the marketplace and the associated goodwill. We use the term “SMART” in the branding of many of our products, such as the SMART Board interactive whiteboard, the SMART Response Interactive response system and our SMART Notebook software. Because it is generally not possible to obtain trademark protection for a term that is descriptive, we may be unable to obtain, or may be unable to enforce, trademark rights for certain of our product brands such as “smart board” in certain jurisdictions. If we are unable to obtain or enforce such rights under applicable law, our ability to prevent our competitors and potential competitors from referring to their products using terms or trademarks that are confusingly similar to those of our products will be adversely affected. We are aware of situations in which our competitors have described their product generally as a “smart board.” While we seek to selectively defend against such dilution of our trademarks, we cannot assure that we will be successful in protecting our trademarks.

In addition, trademark protection is territorial and our ability to expand our business, including, for example, by offering different products or services or by selling our products in new jurisdictions, may be limited by prior use, common law rights or prior applications or registrations of certain trademarks by third parties in such jurisdiction.

Under applicable trademark law in certain jurisdictions, if a trademark becomes generic, rights in the mark may no longer be enforceable. To the extent that people refer generally to interactive displays as “smart boards” or if the “SMART” name were otherwise to become a generic term, we may be unable to prevent competitors and others from using our name for their products which could adversely affect our ability to leverage our brand and could harm our reputation if third-party products of lesser quality are mistaken for our products.

We are subject to risks inherent in foreign operations.

Sales outside the United States and Canada represented approximately 37% of our consolidated sales based on our most recent fiscal year ended March 31, 2013. We intend to continue to selectively pursue international market growth opportunities, which could result in those international sales accounting for a more significant portion of our revenue. We have committed, and may continue to commit, significant resources to our international operations and sales and marketing activities. While we have experience conducting business outside of the United States and Canada, we may not be aware of all the factors that may affect our business in foreign jurisdictions.

We are subject to a number of risks associated with international business activities that may increase costs, lengthen sales cycles and require significant management attention. International operations carry certain risks and associated costs, such as the complexities and expense of administering a business abroad, complications in compliance with, and unexpected changes in regulatory requirements, foreign laws, international import and export legislation, trading and investment policies, exchange controls, tariffs and other trade barriers, difficulties in collecting accounts receivable, potential adverse tax consequences, uncertainties of laws, difficulties in protecting, maintaining or enforcing intellectual property rights, difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs, and other factors, depending upon the country involved. Moreover, local laws and customs in many countries differ significantly and compliance with the laws of multiple jurisdictions can be complex, difficult and costly. We cannot assure that risks inherent in our foreign operations will not have a material adverse effect on our business. See “—We face significant challenges growing our sales in foreign markets.”

We have incurred and may in the future incur restructuring and other charges, the amounts of which are difficult to predict accurately.

Our business is going through a challenging period and our stock price has declined since our initial public offering in July 2010 (the “IPO”). On October 24, 2012, after a comprehensive search conducted by our board of directors, we appointed Neil Gaydon as our President and Chief Executive Officer. As a result of this management change and the decline in our stock price, management has taken and may consider taking future actions, including cost-savings initiatives, business process reengineering initiatives, business restructuring initiatives, and other alternatives, which may result in restructuring and other charges, including for severance payments, consulting fees and professional fees. The amount and timing of these possible restructuring charges are not yet known. Any such actions resulting in restructuring or other charges, could materially adversely affect our results of operations and financial condition.

Acquisitions and joint ventures could result in operating difficulties, dilution and other harmful consequences.

We expect to evaluate and consider a wide array of potential strategic transactions, including joint ventures, business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets. At any given time we may be engaged in discussions or negotiations with respect to one or more of these types of transactions. Any of these transactions could be material to our financial condition and results of operations.

The process of integrating any acquired business may create unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:

•	diversion of management time, as well as a shift of focus from operating the businesses to issues related to integration and administration;

•	declining employee morale and retention issues resulting from changes in compensation, or changes in management, reporting relationships, future prospects or the direction or culture of the business;

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the need to integrate each company’s accounting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;

•	the need to implement controls, procedures and policies appropriate for a larger public company at companies that prior to acquisition had lacked such controls, procedures and policies;

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in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries;

•	in some cases, the need to transition operations, end-users, and customers onto our existing platforms; and

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liability for activities of the acquired company before the acquisition, including violations of laws, rules and regulations, commercial disputes, tax liabilities and other known and unknown liabilities.

Moreover, we may not realize the anticipated benefits of any or all of our acquisitions, or may not realize them in the time frame expected. For example, in April 2010 we acquired NextWindow Ltd., a New Zealand based optical component company, and its business has, to date, not performed as well as we had anticipated. Future acquisitions or mergers may require us to issue additional equity securities, spend our cash, or incur debt, liabilities, and amortization expenses related to intangible assets or write-offs of goodwill, any of which could adversely affect our results of operations.

We have entered into and may continue to enter into strategic partnerships with third parties.

We have entered into and may continue to enter into strategic partnerships with third parties to gain access to new and innovative technologies and markets. Our partners are often large established companies. For example, we recently announced support for Microsoft Lync through our SMART Meeting Pro software and SMART Board interactive displays. Negotiating and performing under these arrangements involves significant time and expense, and we may not have sufficient resources to devote to our strategic partnerships, particularly those with large established companies that have significantly greater financial and other resources than we do. The anticipated benefits of these arrangements may never materialize and performing under these arrangements may adversely affect our results of operations.

Our business and operations would suffer in the event of system failures or cyber security attacks.

The temporary or permanent loss of our computer and telecommunications equipment, servers and software systems, through natural disasters, casualty, energy blackouts, operating malfunction, software virus or malware, cyber security attacks or other sources, could disrupt our operations. We do not currently maintain a disaster recovery plan and no assurances can be given that we will be able to restore our operation within a sufficiently short time frame to avoid our business being disrupted. Any system failure or accident that causes interruptions in our operations could result in material harm to our business.

If we are unable to ship and transport components and final products efficiently and economically across long distances and borders our business would be harmed.

We transport significant volumes of components and finished products across long distances and international borders. Any increases in our transportation costs, as a result of increases in the price of oil or otherwise, would increase our costs and the final prices of our products to our customers. In addition, any increases in customs or tariffs, as a result of changes to existing trade agreements between countries or otherwise, could increase our costs or the final cost of our products to our customers or decrease our margins. Such increases could harm our competitive position and could have a material adverse effect on our business. The laws governing customs and tariffs in many countries are complex, subject to many interpretations and often include substantial penalties for non-compliance. Disputes may arise and could subject us to material liabilities and have a material adverse effect on our business.

If our procedures to ensure compliance with export control laws are ineffective, our business could be harmed.

Our extensive foreign operations and sales are subject to far reaching and complex export control laws and regulations in the United States, Canada and elsewhere. Violations of those laws and regulations could have material negative consequences for us including large fines, criminal sanctions, prohibitions on participating in certain transactions and government contracts, sanctions on other companies if they continue to do business with us and adverse publicity.

If we are unable to integrate our products with certain third-party operating system software and other products, the functionality of our products could be adversely affected.

The functionality of our products depends on our ability to integrate our products with the operating system software and related products of providers such as Microsoft Corporation, Apple Inc., and the main distributors of Linux, among other providers. If integration with the products of those companies becomes more difficult, our products would likely be more difficult to use. Any increase in the difficulty of using our products would likely harm our reputation and the utility and desirability of our products, and, as a result, would likely have a material adverse effect on our business. Integrating our products with those of the main software platform providers is particularly critical to increasing our sales.

Our use of open source could impose limitations on our ability to distribute or commercialize our software products. We incorporate open source software into our software products. Although we monitor our use of open source software, the terms of many open source licenses have not been interpreted by Canadian, U.S. and other courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to distribute or commercialize our products. In such event, we could, for example, be required to distribute our proprietary code free of charge, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely or efficient basis. If we are required to take any of the foregoing action, this could adversely affect our business, operating results and financial condition.

We also use and incorporate certain third-party software, technologies and proprietary rights into our software products and may need to utilize additional third-party software, technologies or proprietary rights in the future. Although we are not currently reliant in any material respect on any technology license agreement from a single third-party, if software suppliers or other third-party licensors terminate their relationships with us, we could face delays in product releases until equivalent technology can be identified, licensed or developed and integrated into our current software products. These delays, if they occur, could materially adversely affect our business, operating results and financial condition. If we are unable to redesign our software products to function without this third-party technology or to obtain or internally develop similar technology, we might be forced to limit the features available in our current or future software products.

We are exposed to fluctuations in foreign currencies that may materially adversely affect our results of operations.

We are exposed to foreign exchange risk as a result of transactions in currencies other than our functional currency of the Canadian dollar. For example, all of our long-term debt is denominated in U.S. dollars. If the Canadian dollar depreciates relative to the U.S. dollar, the outstanding amount of that debt when translated to our Canadian dollar functional currency will increase. Although we report our results in U.S. dollars, a foreign exchange loss will result from the increase in the outstanding amount and that loss could materially adversely affect our results of operations.

In addition, we are exposed to fluctuations in foreign currencies as a result of transactions in currencies other than our reporting currency of the U.S. dollar. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a significant portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar, the Euro and the New Zealand dollar. If the value of any of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We monitor our foreign exchange exposures and, in certain circumstances, maintain net monetary asset and/or liability balances in foreign currencies and enter into forward contracts and other derivative contracts to convert a portion of our foreign currency denominated cash flows into Canadian dollars. These activities mitigate, but do not eliminate, our exposure to exchange rate fluctuations. As a result, exchange rate fluctuations may materially adversely affect our operating results in future periods.

Our working capital requirements and cash flows are subject to fluctuation which could have an adverse effect on our financial condition.

Our working capital requirements and cash flows have historically been, and are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. Factors which could result in cash flow fluctuations include:

•	the level of sales and the related margins on those sales;

•	the collection of receivables;

•	the timing and size of purchases of inventory and related components; and

•	the timing of payment on payables and accrued liabilities.

If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. For example, if we are unable to effectively manage fluctuations in our cash flows, we may be unable to make required interest payments on our indebtedness.

We may need to raise additional funds to pursue our strategy or continue our operations, and we may be unable to raise capital when needed.

We believe that our existing working capital, expected cash flow from operations and other available cash resources will enable us to meet our working capital requirements for at least the next 12 months. However, the development and marketing of new products, the expansion of distribution channels and our intended commercialization of our software require a significant commitment of resources. From time to time, we may seek additional equity or debt financing to finance working capital requirements, continue our expansion, develop new products or make acquisitions or other investments. In addition, if our business plans change, general economic, financial or political conditions in our industry change, or other circumstances arise that have a material effect on our cash flow, the anticipated cash needs of our business, as well as our conclusions as to the adequacy of our available sources of capital, could change significantly. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. If additional funds are raised through the issuance of preferred shares or debt securities, the terms of such securities could impose restrictions on our operations. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business or to develop new business at the rate desired and our results of operations may suffer.

The Company has settled in principle securities class action litigation in the United States and Canada, but such settlement is subject to various conditions.

The Company is a named defendant in putative class actions filed in the United States and Canada on behalf of the purchasers of the Class A Subordinate Voting Shares sold in the IPO. On March 13, 2013, we announced that the US and Canadian securities class action lawsuits involving Parent have been settled in principle. An agreement in principle with the plaintiffs has been entered into in the shareholder class actions SMART Technologies Inc. Shareholder Litigation, pending in the United States District Court for the Southern District of New York, and Tucci v. SMART Technologies Inc., et al., pending in the Ontario Superior Court of Justice (the “Actions”). Pursuant to the settlement terms, the parties have agreed to settle the Actions, releasing the alleged claims and all related claims, subject to various conditions, including appropriate class notice, court approvals and the dismissal of related putative class claims in Harper v. SMART Technologies Inc., et al., currently pending in the Superior Court of the State of California. The proposed settlement will be funded entirely by insurance maintained by the Company. However, if we do not settle the litigation on the terms agreed to in the proposed settlement, or at all, the Company may be faced with significant monetary damages or injunctive relief against it that could have a material adverse effect on the Company’s business, operating results and financial condition. For a more detailed description of the pending securities class action litigation against us and the proposed settlement, see “Securities Class Actions” in the “Guarantees and Contingencies” section above.

Our worldwide operations subject us to income taxation in many jurisdictions, and we must exercise significant judgment in order to determine our worldwide financial provision for Income taxes. That determination is ultimately an estimate and, accordingly, we cannot assure that our historical income tax provisions and accruals will be adequate.

We are subject to income taxation in Canada, the United States and numerous other jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, we cannot assure that the final determination of any tax audits and litigation will not be materially different from that which is reflected in our historical income tax provisions and accruals. Should additional taxes be assessed against us as a result of an audit or litigation, there could be a material adverse effect on our current and future results and financial condition.

Certain of our subsidiaries provide products to, and may from time to time undertake certain significant transactions with, us and our other subsidiaries in different jurisdictions. In general, cross border transactions between related parties and, in particular, related party financing transactions, are subject to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules that require all transactions with nonresident related parties to be priced using arm’s-length pricing principles and require the existence of contemporaneous documentation to support such pricing. A tax authority in one or more jurisdictions could challenge the validity of our related party transfer pricing policies. Because such a challenge generally involves a complex area of taxation and because a significant degree of judgment by management is required to be exercised in setting related party transfer pricing policies, the resolution of such challenges often results in adjustments in favor of the taxing authority. If in the future any taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could become subject to interest and penalty charges, which may harm our business, financial condition and operating results.

If our products fail to comply with consumer product or environmental laws, it could materially affect our financial performance.

Because we sell products used by children in classrooms and because our products are subject to environmental regulations in some jurisdictions in which we do business, we must comply with a variety of product safety, product testing and environmental regulations, including compliance with applicable laws and standards with respect to lead content and other child safety and environmental issues. If our products do not meet applicable safety or regulatory standards, we could experience lost sales, diverted resources and increased costs, which could have a material adverse effect on our financial condition and results of operations. Events that give rise to actual, potential or perceived product safety or environmental concerns could expose us to government enforcement action or private litigation and result in product recalls and other liabilities. In addition, negative consumer perceptions regarding the safety of our products could cause negative publicity and harm our reputation.

We may have assumed or incurred additional liabilities in connection with the 2010 Reorganization.

In 2010, we completed a Reorganization (the “2010 Reorganization”), the details of which are disclosed in note 3 to our audited financial statements for the year ended March 31, 2013. While we believe that there will be no material adverse tax consequences to us from the 2010 Reorganization, no advance tax ruling has been obtained from the Canada Revenue Agency and we cannot provide any assurances in this regard. In addition, as a result of the 2010 Reorganization, a number of companies controlled by certain of our shareholders were amalgamated with us. Consequently, we have assumed all liabilities (including tax liabilities and contingent liabilities) of such companies. We will not be indemnified for any of these assumed liabilities. Based upon our due diligence investigations related to the 2010 Reorganization, we believe that we have not assumed any additional material liabilities, although we cannot provide any assurances in this regard. In addition, there may be liabilities that are neither probable nor estimable at this time, which may become probable and estimable in the future. Any such assumption of liabilities as a result of such amalgamation or any adverse tax consequences as a result of the 2010 Reorganization could have a material adverse effect on our results of operations.

We may assume or incur additional liabilities in connection with future restructuring plans and any workforce reductions related thereto.

In 2011 and 2012, we announced restructuring plans aimed at improving operating efficiencies through a worldwide reduction in workforce and streamlining of corporate support functions. In addition, we may undergo other rationalizations or restructurings in the future. Our current and future restructuring plans could have a material adverse effect on our results of operations.

If our internal controls and accounting processes are insufficient, we may not detect in a timely manner misstatements that could occur in our financial statements in amounts that could be material.

As a public company, we are devoting substantial efforts to the reporting obligations and internal controls required of a public company in the United States and Canada, which has to date and will continue to result in substantial costs. A failure to properly meet these obligations could cause investors to lose confidence in us and have a negative impact on the market price of our Class A Subordinate Voting Shares. We are devoting and expect to devote significant resources to the documentation, testing and continued improvement of our operational and financial systems for the foreseeable future. These improvements and efforts with respect to our accounting processes that we will need to continue to make may not be sufficient to ensure that we maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations in the United States or Canada or result in misstatements in our financial statements in amounts that could be material. Insufficient internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares and may expose us to litigation risk.

As a public company, we are now required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm that addresses the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we are unable to conclude that we have effective internal control over financial reporting or our independent auditors are unable to provide us with an unqualified report as and when required by Section 404, then investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

Capital Structure Risks

The concentration of voting power and control with our co-founders, Intel and Apax Partners will limit shareholders’ ability to influence corporate matters, including takeovers.

Our Class B Shares have 10 votes per share and our Class A Subordinate Voting Shares have one vote per share. Our Class B Shares constitute approximately 65.7% of our total share capital outstanding, but carry approximately 95.0% of the total outstanding voting power of all our outstanding share capital. As of March 31, 2013, our co-founders, David A. Martin and Nancy L. Knowlton, through their holding company IFF, beneficially own approximately 34.2% of our outstanding Class B Shares and 2.7% of our outstanding Class A Subordinate Voting Shares, representing approximately 32.7% of the voting power of all our outstanding share capital. Apax Partners beneficially owns approximately 43.8% of our outstanding Class B Shares and 6.9% of our outstanding Class A Subordinate Voting Shares, representing approximately 42.0% of the voting power of all our outstanding share capital. Intel beneficially owns approximately 22.0% of our outstanding Class B Shares, representing approximately 20.9% of the voting power of all our outstanding share capital. As a result, these parties have the power to control our affairs and policies, including making decisions relating to entering into mergers, sales of substantially all of our assets and other extraordinary transactions as well as appointment of members of our management, election of directors, and our corporate and management policies, and decisions to issue shares, declare dividends and other decisions, and they may have an interest in our doing so. Their interests could conflict with your interests in material respects. In addition, we and the holders of our Class B Shares have entered into a security holders agreement pursuant to which the holders of our Class B Shares agree to exercise their voting power so as to ensure that our Board of Directors will be comprised of seven members, including two directors nominated by IFF and one director nominated by each of Apax Partners and Intel.

This concentrated control may provide our current shareholders with the ability to prevent and deter takeover proposals from third parties. In particular, because under Alberta law and/or our articles of incorporation most amalgamations and certain other business combination transactions, including a sale of all or substantially all our assets, would require approval by a majority of not less than two-thirds of the votes cast by the holders of the Class B Shares voting as a separate class, and because each of IFF and Apax Partners owns more than one-third of the Class B Shares, each of IFF and Apax Partners will have the ability to prevent such transactions. The concentration of voting power limits shareholders’ ability to influence corporate matters and, as a result, we may take actions that shareholders do not view as beneficial, including rejecting takeover proposals at a premium to the then prevailing market price of the Class A Subordinate Voting Shares. As a result, the market price of our Class A Subordinate Voting Shares could be adversely affected.

Some of our directors have interests that are different than our interests.

We may do business with certain companies that are related parties. Pursuant to our securityholders agreement, we expect to have one or more directors affiliated with Apax Partners, Intel and IFF Holdings Inc. (“IFF”) for the foreseeable future. Although our directors owe fiduciary duties, including the duties of loyalty and confidentiality, to us, our directors that serve as directors, officers, partners or employees of companies that we do business with also owe fiduciary duties or other obligations to such other companies or to the investors in their funds. The duties owed to us could conflict with the duties such directors owe to these other companies or investors.

Our share price may be volatile and the market price of our shares may decline.

The stock market in general, and the market for equities of some high-technology companies in particular, have been highly volatile. The market price of our Class A Subordinate Voting Shares has declined significantly since the IPO and may continue to be volatile, and investors in our Class A Subordinate Voting Shares may experience a decrease, which could be substantial, in the value of their shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our Class A Subordinate Voting Shares could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Business Risks” section and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results which may be the result of many factors including:

•	the timing and amount of sales of our products or the cancellation or rescheduling of significant orders;

•	the length and variability of the sales cycle for our products;

•	the timing of implementation and acceptance of new products by our customers and by our distributors and dealers;

•	the timing and success of new product introductions;

•	increases in the prices or decreases in the availability of the components we purchase;

•	price and product competition;

•	our ability to execute on our operating plan and strategy;

•	the timing and level of research and development expenses;

•	the mix of products sold;

•	changes in the distribution channels through which we sell our products and the loss of distributors or dealers;

•	our ability to maintain appropriate inventory levels and purchase commitments;

•	fluctuations in our gross margins and the factors that contribute to such fluctuations;

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the ability of our customers, distributors and dealers to obtain financing to purchase our products, especially during a period of global credit market disruption or in the event of customer, distributor, dealer, contract manufacturer or supplier financial problems;

•	uncertainty regarding our ability to realize benefits anticipated from our investments in research and development, sales and assembly activities;

•	delays in government requests for proposals for significant technology purchases;

•	changes in foreign exchange rates or interest rates;

•	changes in our financing and capital structures; and

•	the uncertainties inherent in our accounting estimates and assumptions and the impact of changes in accounting principles;

•	changes in estimates of our revenue, income or other operating results published by securities analysts or changes in recommendations by securities analysts;

•	publication of research reports by securities analysts about us, our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments, strategic alliances or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest; and

•	changes in general market and economic conditions as well as those specific to the industry in which we operate.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their share price. As discussed above, the Company is a named defendant in putative class actions filed in the U.S. and Canada on behalf of the purchasers of the Class A Subordinate Voting Shares sold in the IPO. Additional litigation relating to share price volatility could result in additional substantial costs and further divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Because we are an Alberta corporation and the majority of our directors and officers are resident in Canada, it may be difficult for investors in the U.S. to enforce civil liabilities against us based solely upon the federal securities laws of the U.S.

We are an Alberta corporation with our principal place of business in Canada. A majority of our directors and officers and the auditors named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the U.S. Consequently, it may be difficult for U.S. investors to effect service of process within the U.S. upon us or our directors or officers or such auditors who are not residents of the U.S., or to realize in the U.S. upon judgments of courts of the U.S. predicated upon civil liabilities under the U.S. Securities Act of 1933. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer we are not required to comply with all the periodic disclosure requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the U.S. and disclosure with respect to our annual meetings will be governed by Canadian requirements. Section 132 of the ABCA provides that the directors of a corporation must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting. The last preceding annual meeting was held on August 10, 2011. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our shares.

We currently do not intend to pay dividends on our Class A Subordinate Voting Shares.

We have never declared or paid any cash dividend on our Class A Subordinate Voting Shares. Our ability to pay dividends is restricted by covenants in our outstanding credit facilities and may be further restricted by covenants in any instruments and agreements that we may enter into in the future. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Investors seeking cash dividends should not purchase our Class A Subordinate Voting Shares.

Our share price may decline because of the ability of our co-founders, Apax Partners, Intel and others to sell our shares.

Sales of substantial amounts of our Class A Subordinate Voting Shares, or the perception that those sales may occur, could adversely affect the market price of our Class A Subordinate Voting Shares and impede our ability to raise capital through the issuance of equity securities. Our co-founders, Apax Partners and Intel are party to a registration rights agreement with us that may require us to register their shares for resale or include shares owned by such shareholders in future offerings by us.

Significant sales of our Class A Subordinate Voting Shares issued pursuant to our 2010 Equity Incentive Plan or Participant Equity Loan Plan could also adversely affect the prevailing market price for our Class A Subordinate Voting Shares.

Future sales or issuances of our Class A Subordinate Voting Shares or other related equity instruments could lower our share price and dilute shareholders’ voting power and may reduce our earnings per share.

We may issue and sell additional Class A Subordinate Voting Shares in subsequent offerings. We may also issue additional Class A Subordinate Voting Shares to finance future acquisitions. We cannot predict the size of future issuances of our Class A Subordinate Voting Shares or the effect, if any, that future issuances and sales of our Class A Subordinate Voting Shares will have on the market price of our Class A Subordinate Voting Shares. Sales or issuances of substantial amounts of Class A Subordinate Voting Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Class A Subordinate Voting Shares. With any additional sale or issuance of Class A Subordinate Voting Shares, shareholders will suffer dilution to their voting power and may experience dilution in our earnings per share.

If securities or industry analysts do not publish research or reports about us, if they adversely change their recommendations regarding our shares or if our operating results do not meet their expectations, our share price could decline.

The market price of our Class A Subordinate Voting Shares will be influenced by the research and reports that industry or securities analysts publish about us. If one or more of these analysts ceases coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A Subordinate Voting Shares or if our operating results or prospects do not meet their expectations, our share price could decline.

There could be adverse tax consequence for our shareholders in the U.S. if we are a passive foreign investment company.

Under U.S. federal income tax laws, if a company is, or for any past period was, a passive foreign investment company (“PFIC”), it could have adverse U.S. federal income tax consequences to U.S. shareholders even if the company is no longer a PFIC. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. While we do not believe that we currently are or have been a PFIC, we cannot assure that we will not be a PFIC in the future. U.S. investors in our Class A Subordinate Voting Shares are urged to consult their tax advisors concerning U.S. federal income tax consequences of holding our Class A Subordinate Voting Shares if we are considered to be a PFIC.

Additional Information

Additional information about the Company can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on our website at www.smarttech.com.